As filed with the Securities and Exchange Commission on June 6, 2006.

Registration No. 333-125542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Eliason Funding Corporation

(Name of Small Business Issuer in its Charter)

Wisconsin	6199	20-1150223
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

548 Highway 155

St. Germain, WI 54558

(715) 479-5535

(Address and telephone number of principal executive offices and principal place of business)

David Eliason, President

Eliason Funding Corporation

548 Highway 155

St. Germain, WI 54558

(715) 479-5535

(Name, address, and telephone number of agent for service)

WITH A COPY TO:

Linda Y. Kelso, Esq.

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, Florida 32202

(904) 359-2000

Approximate date of commencement of proposed sale to the public: From time to time as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2006

PROSPECTUS

UP TO $21,000,000

ELIASON FUNDING CORPORATION

NOTES

We are selling up to $21,000,000 in aggregate principal amount of our Two-year, Five-year, Seven-year and Ten-year Notes (collectively, “Notes”) described in this prospectus. The Notes are being sold for their face amount, $1,000 per Note. The minimum purchase amount is $5,000 in principal amount of Notes per investor. We intend to offer the Notes on a continuous basis following effectiveness of the Prospectus. We may change the annual interest rate from time to time and, if we do so, we will file an amendment to this Prospectus reflecting such change. Any changed interest rates will not affect previously issued Notes which will continue to bear interest at their original rates. The Notes will have the following terms:

Series	Maximum Principal Amount per Series(1)	Stated Maturity(2)	Annual Interest Rate
Two-year	$4,000,000	Two years from the first day of the month of issuance	5.5%
Five-year	$5,000,000	Five years from the first day of the month of issuance	6.5%
Seven-Year	$6,000,000	Seven years from the first day of the month of issuance	7.5%
Ten-Year	$6,000,000	Ten years from the first day of the month of issuance	9.0%

	Per Note	Total If All Notes Are Sold
Public Offering Price	$1,000	$21,000,000
Minimum Proceeds To Us (before expenses)		$21,000,000

(1)	We are selling up to $21,000,000 in aggregate principal amount of Notes, which may be constituted by any combination of the classes of Notes, with the maximum amount of each series as listed in this chart.
(2)	For a description of the exact maturity date of your Notes, see the section entitled “DESCRIPTION OF THE NOTES—Interest Rate and Maturity.”

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

•	The Notes are debt instruments currently senior only to our outstanding equity securities.

•	There is no minimum amount of Notes that must be sold before we use any of the proceeds. The proceeds from the sales of the Notes will be paid directly to us promptly following each sale and will not be placed in an escrow account.

•	We may prepay the Notes at any time without penalty or premium.

•	There currently is no trading market for the Notes; we do not anticipate listing the Notes on a national securities exchange; and we do not expect that a public market for the Notes will develop.

•	We intend to sell the Notes through our officers, none of whom will receive any commission for the sale of the Notes and all of whom have substantial other duties with us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2006.

PROSPECTUS SUMMARY

This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making your investment decision. You should read the entire prospectus carefully, including the section titled “Risk Factors” and the financial statements and the notes relating to those statements.

ELIASON FUNDING CORPORATION

BACKGROUND

We were formed on April 13, 2004 under the laws of the state of Wisconsin. On September 23, 2004, Eliason, Inc., which owns 100% of our sole shareholder, Eliason Capital Group, Inc., elected to characterize us as a qualified subchapter S subsidiary under Section 1361 of the Internal Revenue Code. As discussed more fully below under “Characterization of the Notes”, as a result of this election, any income earned by us for federal income tax purposes is treated as belonging to Eliason, Inc. For a description of the federal income tax consequences related to this status, see the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS.”

As of the date of this prospectus, we have sold Notes totaling $1,927,500.

We expect to have adequate financial resources to execute our business plan. If the proceeds raised from the sale of the Notes are inadequate, we will supplement the proceeds received from the Notes offered in this prospectus with funds from alternative financing sources, including, without limitation, one or more of our affiliates. We have no current plans to seek supplemental financing.

Our principal place of business is 548 Highway 155, St. Germain, WI 54558, and our telephone number is 1-(866) 287-1211.

OUR COMPANY

We were formed to originate loans to our affiliates for the acquisition and management of real estate nationwide. For a discussion of the real estate development industry in our primary and potential markets, see the section entitled “BUSINESS—Our Market and Market Opportunities.”

We anticipate that most of the loans we originate will be for properties on which a first mortgage loan has already been made. Accordingly, the loans we originate with the proceeds of this offering will be secured by second mortgages on the underlying properties. We require the principals of our borrowers to enter into personal guarantees for payment of the loan.

The second mortgages that we obtain will be subordinated to the rights of existing mortgagees. In the event of default by the borrower, the first mortgagee’s interest in such properties will have priority over our interest as the second mortgagee. Because our interests in the property underlying the second mortgage will be subordinated to the interests of first mortgagees, in the event of default our ability to collect on defaulted loans may be impeded significantly. We expect, however, the personal guarantees entered into by the principals of our borrowers to mitigate, in part, shortfalls in the amount we collect on defaulted loans. There is no guarantee that the personal guarantors will have sufficient assets to satisfy the borrower’s obligation in the event of default. The decision to obtain a personal guaranty in addition to a second mortgage or to make a loan secured solely by a personal guaranty will necessarily be a subjective one, based on management’s analysis under our underwriting criteria. For an explanation of our loan approval process and underwriting standards, see the section entitled “BUSINESS—Loan Approval and Underwriting Process.”

Our affiliated entities plan to obtain leads for loans and real estate purchases through their relationships with participants in the real estate market, including, without limitation:

•	land brokers;

•	real estate companies; and

•	commercial loan officers.

Many of these market participants have valuable experience in the real estate markets in which we plan to operate. We expect their knowledge of these markets to enable us to identify profitable opportunities as they arise.

As of the date of this prospectus, we had loans outstanding with Eliason 1031 Properties Corporation, an affiliated entity, totaling $1,644,867.

USE OF NOTE PROCEEDS

The proceeds from the sale of our Notes will be used to:

•	originate loans to our affiliates, for the acquisition and management of commercial real estate nationwide;

•	pay for our expenses related to loan administration and the Note offering; and

•	provide funds for general corporate purposes.

SUMMARY OF THE TERMS OF THE OFFERING

Issuer	Eliason Funding Corporation, a Wisconsin corporation, located at 548 Highway 155, St. Germain, WI 54558.

Notes	We are offering up to $21,000,000 in principal amount of our Notes. You must purchase at least $5,000 in principal amount of Notes. We will sell the Notes in incremental denominations of $1,000 on a continuous basis. The Notes will be issued only in fully registered form, without coupons.

Interest payments	We will pay interest only on the Notes quarterly on the last day of the calendar quarter to the holder of record as of the last day of the month preceding the month in which the payment date occurs. Interest will be paid without any compounding. Interest will accrue from the first day on which a Note is issued. We will pay interest on the Notes primarily from proceeds received on the loans collected from our borrowers.

Principal payments	Principal on the Notes will be paid on the first day of the month following the end of each quarter commencing on the date of issuance indicated in the title of the applicable Notes.

Redemption	We may redeem any or all of the Notes without penalty or premium, at our option, in whole or in part, at any time. If we redeem your Notes, we will make payment in cash to the holder of record of all unpaid principal and interest accrued to the date set for redemption, but excluding the date of redemption.

Partial Early Redemption of Certain Notes	A holder may request early redemption of, in the case of Two- and Five-year Notes, up to five percent (5%) per year of the outstanding principal amount, up to a cumulative maximum of ten percent (10%) of the principal amount of the Note and, in the case of Notes having a term longer than five years, a holder may redeem an additional five percent (5%) after the fifth year.

Use of proceeds	We currently intend to use the proceeds from the sale of the Notes primarily to originate loans to certain of our affiliated entities. We expect proceeds from these loans to be used by our borrowers primarily for the acquisition and management of real estate nationwide. In addition to the above, the Note proceeds will be used to pay for our administrative expenses. We may also use some of the proceeds of this offering for general corporate purposes, including other general operating expenses.

Plan of Distribution	The Notes will be sold by our officers, none of whom will receive any commission for the sale of the Notes and all of whom have substantial other duties with us. Each Note will be issued as soon as practicable after each sale. We may not be able to sell all of the Notes offered in this prospectus.

Risk Factors	Purchasing the Notes involves risks. You should review the risks described in this prospectus before you invest in the Notes. See “RISK FACTORS” for a discussion of the risks associated with investing in the Notes.

RISK FACTORS

Your investment in the Notes involves a high degree of risk and many uncertainties. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to purchase any of the Notes. The following describes what we consider our key challenges and uncertainties and material risks.

RISKS RELATED TO OUR BUSINESS

We are newly formed and lack significant operating history, which could make it difficult for you to evaluate our business.

We were organized on April 13, 2004, and our operations have been limited to formation of our business, the preparation of this offering, and the making of seven loans to an affiliate. Therefore, we lack significant operating history in the area of real estate investment. We may not be able to successfully execute our business plan, which would severely limit our ability to meet our obligations to you under the Notes. The likelihood of our success must be considered in light of the problems, expenses, and complications frequently encountered in connection with the development of a new business and the competitive environment in which we operate. Accordingly, our lack of significant operating history makes an effective evaluation of our potential success difficult. Our viability and continued operation depend upon effective execution, our ability to identify and capitalize on loan originating opportunities with our clients from the real estate industry and to manage our loan portfolio. We may not be able to successfully implement our business plan or generate sufficient cash to permit us to meet our obligations to you under the Notes.

You must rely on our management to make appropriate loans and to manage our loan portfolio.

You must rely entirely upon the ability of our management with respect to our investment in currently unspecified real estate projects. You will not have an opportunity to initially evaluate for yourself the relevant economic, financial and other information regarding our specific investments. Our application of underwriting standards to projects considered by management is not a guarantee that our borrowers will meet their loan obligations in a timely manner. We may not successfully obtain suitable loan opportunities or, if we are successful in originating loans, we may not successfully manage our loan portfolio or achieve our objectives.

We have significant exposure to adverse events occurring in the real estate industry because neither our operations nor our planned investments are diversified.

We plan to use the proceeds from your purchase of the Notes to provide debt and equity financing to real estate companies and real estate management businesses, for the purposes of acquiring, improving and managing real estate, primarily entities owned in whole or in part by the directors of Eliason Funding Corporation and their families. Originating these loans and managing our loan portfolio are expected to account for all of our business operations and revenues for the foreseeable future. This lack of diversification in our operations increases our exposure to the risks of the real estate industry, see the section entitled “RISKS RELATED TO THE REAL ESTATE ACQUISITION AND MANAGEMENT INDUSTRY.” In addition, we expect that our portfolio of loans will be concentrated in a limited number of borrowers affiliated with us. This lack of diversification in our loan portfolio increases our dependence on the performance of individual borrowers. This increases the risk that deficiencies in performance by an individual borrower will materially affect our ability to make principal and interest payments on the Notes. We have no plans to diversify our operations or portfolio at this time.

If our underwriting standards are not effective, we may experience losses that render us unable to make payments on your Notes.

You should be aware that the underwriting standards we use to originate loans to our clients may be less strict than those typically used by banks and other conventional commercial lenders. Since we have no historical basis upon which to evaluate the efficacy of our standards, there is a significant risk that our underwriting standards may incorrectly assess the risk of originating certain loans. As a result, our actual losses could be higher than anticipated. While management will try to minimize the risk of default and the risk of losses if there is a default, our underwriting procedures may not be effective. If we suffer unexpected losses, we may have to seek additional equity or debt financing in order to maintain our operations and meet our obligations under the Notes. We may not be able to obtain the necessary equity or debt financing.

Real estate and/or personal guarantees used as collateral on the loans that we originate may be inadequate to recover all amounts owed in the event of default, which could materially affect our ability to realize the cashflow required to meet our obligations to you under the Notes.

Most, if not all, of the loans we originate will be secured by real estate. If a borrower defaults on a loan, we may use this collateral to recover amounts owed to us. You should be aware that the appraisals we obtain for each property that we finance are estimates of value and may not be relied upon as accurate measures of the true worth or market value of the property. In addition, several factors beyond our control influence whether the value of the real estate will be sufficient to cover the value of the loan, including changes in economic conditions, property values, zoning, land use, environmental laws and other legal restrictions, including changes in and restrictions on the timing and methods of foreclosure. If we are unable to obtain a security interest in the underlying real estate, we will obtain personal guarantees from the principals of our borrowers. We also may obtain guarantees from the principals of our borrowers in addition to a security interest in the underlying real estate if we determine that additional security is appropriate to secure a loan. Guarantors may not have sufficient assets to satisfy their obligations with respect to the guarantees in the event of a default.

We expect the security interests we obtain as collateral for our loans to be subordinated to other debt obligations of our borrowers, increasing the risk that our security interest will not be sufficient to satisfy our borrowers’ obligations in the event of default.

Whenever possible our loans will be secured by a security interest in the real estate purchased with proceeds from the loan. We anticipate that most, if not all, of these security interests will be second mortgages, or second priority deeds of trust. This means that our borrowers will have an obligation to make payments on both the first and second mortgage or deed of trust. In the event of a default by the borrower, our rights to realize proceeds from the collateral will be subordinated to the rights of the holder of the first mortgage or deed of trust. The proceeds of the collateral may be exhausted or significantly depleted by the obligations of the borrower to the first priority security interest. If this occurs, the collateral in which we hold security interests may not be sufficient to meet the obligations of a defaulting borrower.

Our liquidity and profitability will be adversely affected if we foreclose on our loans due to default.

Foreclosure and other similar proceedings used to enforce payment of loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of such party’s default. Statutes may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. In addition, our right may be limited by the entry of a decree or order by a court having jurisdiction adjudging a borrower bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of a borrower under the United States Bankruptcy Code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of a borrower, or of any substantial part of the property of a borrower, or ordering the winding up or liquidation of the affairs of a borrower. The application of any such principles may lead to a loss or delay in the payment on loans held by us.

If the Notes are characterized as equity instead of debt, it would have an adverse affect on our business.

We believe the Notes are structured in a way to constitute debt. Based on current federal tax laws and various aspects of our company and the Notes, including the fact that securities senior to the Notes can be issued without substantial limitation, there is a possibility that the Internal Revenue Service (“IRS”) could challenge our characterization of the Notes as debt and deem the Notes to be equity. We do not intend to seek a ruling from the IRS on the characterization of our Notes. If the Notes were characterized as equity, we would not be able to deduct the interest payments we make on the Notes from our taxable income and we would not continue to be an eligible QSub. If we operate our business at a profit, this would result in an increase in our federal income tax liability and expense, which would have an adverse effect on our business. In addition, you may experience adverse tax consequences. For a description of the federal tax considerations relating to the Notes, see the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS.”

We will rely on our affiliates to present loan originating opportunities to us.

At this time, we plan to invest the proceeds from this offering primarily in projects involving our affiliates, by providing debt financing for such projects. We will rely, in part, on selected affiliates to provide us with loan origination opportunities. If our affiliates are unable or unsuccessful in advising us of viable financing opportunities, we may be unable to meet our obligations under the Notes. We will not be the exclusive source of financing to our affiliates, and we cannot be sure that our affiliates will continue to obtain financing through us. A lack of financing opportunities with our affiliates will impact our ability to service our debt. We currently have no strategy for diversifying our core borrower base and we may not be able to replace revenues lost by a reduction in or loss of financing business from our affiliates.

RISKS RELATED TO OWNERSHIP OF OUR NOTES

We may incur unlimited amounts of additional debt, which may adversely impact our ability to meet our obligations to you under the Notes.

The indenture governing your and our rights and obligations relating to the Notes does not restrict our ability to issue additional Notes or to incur other debt. This additional debt may be senior, equal or junior in right of payment to the Notes. Moreover, this additional debt could be secured by the loans that we make to our affiliates, giving any secured debt holders a claim to that collateral that is senior to the claim that you and other unsecured lenders would have to the proceeds of the loans. Further, we do not have any limitation on the amount or percentage of indebtedness that we may incur. We expect to continue to originate real estate acquisition and management loans using the proceeds of debt offerings like the Notes.

If we are in default under our obligations, senior debt holders would be entitled to payment in full out of the general funds of the Company before we make any additional payments on the Notes, which could result in your not being paid the full amounts due on the Notes.

The indenture does not restrict our ability to issue additional debt that is senior in right of payment to the Notes. If we issue senior debt and our business is not successful or we default in payment, the senior debt holders may be entitled to payment in full in liquidation of our company before full payment is made to you. If the collateral of our senior debt holder is insufficient to pay all senior debt holders, you may not receive repayment of the full principal amount owed to you on the Notes.

You may recognize a return on your investment only through holding your Notes to maturity.

We plan to make incremental interest payments to you under the Notes and, except for partial payments as described in this prospectus, to return your principal payment on the Notes’ maturity date. The Notes are not generally redeemable, and we have no plans to make payments under the Notes prior to the dates such payments are due. Moreover, our ability to pay interest and principal largely depends on our receipt of interest and principal on our loans to borrowers, and those payments will be governed by the terms of the loans. You should not purchase Notes if you are depending on realizing the return on your investment prior to the maturity date.

If we need additional capital in the future to meet our debt service, we may not be able to obtain it on terms that are favorable.

Our business strategy calls for us to use the payments made to us by our borrowers to meet our obligations under the Notes. If payments received from our borrowers are insufficient to meet our debt service needs, we may need to raise additional capital in the future. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our ability to service our debt may be constrained if we are unable to raise additional capital as needed.

The Eliason family, which may have interests that differ from or conflict with those of our note holders, indirectly owns all of our capital stock and will control all fundamental matters affecting our business.

David J. Eliason and Brian E. Eliason collectively own 100% of Eliason, Inc., which owns 100% of Eliason Capital Group, Inc., which, in turns, owns 100% of our outstanding capital stock. As a result, these shareholders have the ability to control all matters submitted to our shareholders for approval, including amending our charter, approving mergers or similar transactions and electing all of our directors. The holders of the Notes will not have any vote on any such matters. The Eliason family, with this voting power, could cause a result that is not in the best interests of Note holders. In addition, the Eliason family may have interests that differ from or conflict with those of our Note holders. For example, members of the Eliason family serve or will serve as officers and members of the Board of Directors of many, if not all, of our borrowers. The Eliason family members may thereby experience conflicts of interest in the execution of their duties. Such conflicts may not be resolved in a manner favorable to us or our Note holders. In addition, the concentration of ownership of our capital stock among the Eliason family and the concentration of our loan portfolio in projects involving Eliason affiliates may discourage conventional commercial lenders from providing financing to us on favorable terms should we seek funding from these sources.

Loans to affiliated entities may lead to conflicts of interest.

We have identified certain clients with which there is a reasonable probability that we will explore debt financing opportunities. All of these clients are our affiliates operating in the real estate industry, in which members of the Eliason family serve as officers or hold interests. We currently expect to use most, if not all, of the proceeds from this offering to provide debt financing to those clients. At this time, we expect that all loans to our affiliates are required to meet our underwriting criteria, and may be on terms more favorable to our affiliates than those available from third parties on an arms’ length basis. These loans may cause us to be subject to conflicts of interest arising out of our relationships with these affiliates. If a conflict of interest occurs, such conflict may not be resolved in our favor, which could adversely impact our ability to service our debt.

The loans that we make to borrowers may have different maturity dates than the Notes, and we may not have sufficient cash available to make payments on the Notes when due.

We plan to invest the money provided to us by your investment in the Notes, by providing debt financing to our affiliates. Interest and principal payments due on the Notes will be made principally from the proceeds of the payments of principal and interest by our borrowers on their loans. The maturity dates of the loans to our borrowers may not match the maturity dates of the Notes. We may originate loans that have a date fixed for repayment that coincides with the maturity date of certain Notes. However, we may also originate loans that mature after the initial maturity date of the Notes. Because we may originate loans with maturity dates that do not match the interest payment dates or maturity dates of the Notes, we may not have sufficient cash and liquid assets available to make these payments when due, though we intend to manage the funds in a manner to prevent this.

We are not required to sell all of the Notes to consummate this offering, so the offering may be completed with an insufficient amount of the Notes sold to implement our projected growth strategy.

We are not required to sell all of the Notes before issuing any Notes and using the proceeds from those sales and/or terminating the offering. The offering may be completed even if substantially less than the total number of Notes offered is sold. Management believes that a minimum of $5,000,000 in Note proceeds will be sufficient to implement our business plan. In the event that we receive less than $5,000,000 in Note proceeds, we expect to implement our business plan, including the deployment of Note proceeds, by obtaining supplemental funding for our operations. If we are unable to sell a sufficient amount of Notes and are unable to secure supplemental funding, we may have insufficient funds to successfully implement our projected growth strategy. See “Business – Business Strategy.”

We are selling the notes in this offering without making any arrangements for escrow of the proceeds, and all purchases of the notes will be irrevocable.

Following our acceptance of the related subscription, no escrow or trust account will be maintained and all purchases of the Notes will be irrevocable. Therefore, funds tendered by investors will not be placed in escrow and will be available for use by us immediately. The lack of an escrow arrangement, and the absence of the ability to revoke purchases, following our acceptance of the subscription, could cause greater risk to the investors in the event that insufficient funding is raised in the offering and we are unable to obtain supplemental funding.

There is no established trading market for our Notes and you may not be able to sell them after purchase.

The Notes are subject to liquidity risk because there is no trading market for the Notes and it is not anticipated that an active market will develop. Even if a more active market develops, such market may not continue, and you may not be able to sell your Notes at or above the offering price.

RISKS RELATED TO THE REAL ESTATE ACQUISITION AND MANAGEMENT INDUSTRY

Real estate may not be able to be sold profitably.

Many of our borrowers are engaged in the acquisition and management of various real estate properties, including substantially undeveloped properties. We expect that a significant portion of our borrowers will repay their loans primarily from the proceeds of the sales of the properties that they purchase or develop with the debt financing which we provide. It is possible that one or more of these properties or portions of these properties will not be able to be sold at a price exceeding the carrying value of the property. Factors such as local and national trends in commercial, single family residential and multifamily residential property values as well as local, state and national economic and regulatory trends may impact the potential sales price for these properties. If the properties acquired and/or managed by our borrowers cannot be sold at a price exceeding the carrying value of the property, our borrowers’ ability to repay their loans could be adversely affected and our business could be harmed.

Inventory risks can be substantial for our borrowers.

We plan to originate loans to entities who make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within their current markets. However, the risks inherent in purchasing and managing land increase as business demand for commercial property or consumer demand for housing decreases. Thus, these entities may have bought and improved land on which they cannot build and sell commercial buildings, single family homes or multifamily housing. The market value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. The measures employed by our borrowers to manage inventory risks may not be successful. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, our borrowers may have to sell properties at a loss, thereby adversely affecting our ability to make payments on the Notes.

Environmental conditions and regulation of property acquired by our borrowers may lead to losses.

Our borrowers’ business operations involve the acquisition of real property, some of which may be or have been exposed to hazardous waste or other toxic materials. Various federal, state and local environmental laws, ordinances and regulations hold the owner, operator or the previous owner of the property liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near the affected property. As a result, both we and our borrowers could sustain significant losses due to environmental liability. In addition, the government can place a lien on environmentally contaminated property to guarantee that the clean-up costs for that property are paid. In many states, these liens have priority over any existing lien on the property. We may be indirectly subject to these liens if a loan held by us is secured by the property. While we and our borrowers typically conduct environmental assessments to determine whether certain properties are contaminated, even when they are performed, they may not be accurate and will not insulate us from liability for an environmental condition. If we or our borrowers are held liable for environmental clean-up costs, our business could be harmed. In addition, the real properties of our borrowers will be subject to the risk of loss due to certain types of property damage which may be either uninsurable or not economically insurable.

Commercial lending involves a high degree of risk, and we may not be able to manage that level of risk successfully.

Commercial real estate lending is generally considered to involve a higher level of risk than consumer lending. This is due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on real estate developers and managers and on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. In addition, loans secured by properties located outside of our local market area may involve a higher degree of risk. This is because we may not be as familiar with market conditions and other relevant factors as we are in the case of loans secured by properties located within our local market area. In the future, we may have a material concentration of commercial real estate loans outside of our immediate market area. While we have attempted to minimize the foregoing risks by adopting what management believes are reasonable underwriting guidelines, we may not be able to manage this risk successfully.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus that are not historical facts are “forward-looking” statements. Forward-looking statements can be identified by the use of words like “believes,” “could,” “possibly,” “probably,” “anticipates,” “estimates,” “projects,” “expects,” “may,” “will,” “should,” “intend,” “plan,” “consider” or the negative of these expressions or other variations, or by discussions of strategy that involve risks and uncertainties. We based these forward-looking statements on our current expectations and projections about future events and information currently available to us. Although we believe that the assumptions for these forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Some of the risks, uncertainties and assumptions are identified in the risk factors discussed above.

We wish to caution you that the forward-looking statements in this prospectus are only estimates and predictions. Our actual results could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements. These risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

THE OFFERING

Maximum Investment

We are offering $21,000,000 maximum aggregate principal amount of our Two-year, Five-year, Seven-year and Ten-year Notes. You may purchase the Notes for their face amount, $1,000 per note. New investors in our Notes must purchase at least $5,000 aggregate principal amount of Notes to participate in this offering. Existing investors must purchase at least $1,000 aggregate principal amount of additional Notes. Additional Notes may be purchased in increments of $1,000, although we reserve the right, in our sole discretion, to accept subscriptions from existing investors in increments less than $1,000.

How to Invest In Our Notes

You must follow the following procedures to invest in the Notes:

1.	Complete, date and sign the subscription agreement which is included with this prospectus. Make sure you follow the instructions within the subscription agreement when completing it. You will need to execute and return one original signature page to the subscription agreement.

2.	Make a check payable to the order of “Eliason Funding Corporation” in the aggregate principal amount of Notes that you wish to purchase.

3.	You are subject to the following minimum purchase and incremental investment requirement:

•	If you are not a current investor in the Notes, you must make a minimum initial investment of $5,000.

•	If you are a current investor in the Notes, you must make a minimum additional investment of $1,000.

•	You may make investments in addition to the applicable investment minimum in increments of $1,000.

4.	Return the completed subscription agreement and your check in the aggregate principal amount of your investment to:

Eliason Funding Corporation

548 Highway 155

St. Germain, WI 54558

5.	Upon receipt of proper payment and a completed and duly executed subscription agreement, and the acceptance of your subscription by us, you will be entitled to receive a note for the term(s) and in the principal aggregate amount of your subscription, which will be validly issued, fully paid and nonassessable.

6.	Your subscription agreement is irrevocable.

We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of this offering, which will be on a future date to be determined by the issuer. We will notify subscribers of our decision to accept or reject the subscription within five business days of receipt of subscription documents. Checks received in connection with subscription agreements will not be cashed, but held in escrow by us, pending our acceptance of the subscription. If we do not accept all or a portion of a subscription, we will return the unaccepted portion of the subscription funds to the subscriber, without interest. We will mail unaccepted funds to subscribers within three business days of the date on which we make our determination to accept or reject such subscribers subscription.

We may elect to reject a subscription if, among other things, one or more of the following occur:

•	the offering is over-subscribed;

•	there is a material change in our financing needs; or

•	there is a material change in our business plans.

If the offering is over-subscribed, we plan to accept subscriptions on a first-come, first-serve basis. We may reject a subscription based on a material change in our financing needs if our affiliates are unable to identify real estate development opportunities or if our affiliates fail to demonstrate the ability to meet their borrowing obligations. We may reject subscriptions based on material changes to our business plan if market and economic conditions preclude deployment of Note proceeds in a manner consistent with our current business plan. In the event of a material change to our business plans, we will amend this prospectus to reflect such changes.

USE OF PROCEEDS

If all of the Notes that we are offering in this prospectus are sold, we expect gross proceeds to total $21,000,000 before deducting expenses incurred in connection with the offering. We may not be able to sell any or all of the Notes. Offering expenses are estimated to be approximately $238,000. No sales commissions will be paid.

INTENDED USE OF PROCEEDS

We currently intend to use the net proceeds received from the sale of Notes to:

•	originate loans to entities, including, without limitation, our affiliates, for the acquisition and management of real estate;

•	pay for our corporate organizational expenses;

•	pay amounts owed to any Note holders who choose to accept our rescission offer; and

•	provide funds for general corporate purposes.

Assuming net proceeds ranging from $1,000,000 to $5,000,000, we currently anticipate that approximately 97-99% of the net proceeds will be used for the origination of loans as described above, and approximately 1-2% will be used to pay administrative and other general corporate expenses. If proceeds exceed $5,000,000, we expect to marginally increase the allocation of proceeds to general corporate expenses. The increased allocations of funds to general corporate expenses will likely be necessary to cover an increase in investment processing, investor servicing, other investor-related administrative activities undertaken by management, and loan origination activities. If proceeds range from $15,000,000 to $21,000,000, we may marginally increase the allocation of proceeds to general corporate expenses to address additional costs related to investor servicing and loan origination activities. At this time, assuming proceeds of $1,000,000 to $21,000,000, we do not anticipate that less than 95% of proceeds will be allocated to loan origination activities. We cannot predict, however, whether or not our operating expenses will remain constant or rise in connection with increased receipts of Note proceeds.

We may adjust such allocations to address changes in our working capital requirements. As noted above, reasons for such adjustments may include, without limitation, changes in:

•	Expenses related to administrative activities

•	Investors servicing costs; and

•	Costs associated with our loan origination activities.

We currently plan to originate loans using proceeds from this offering to certain of our affiliates, including, without limitation:

•	Eliason 1031 Properties Corporation

•	Eliason, Inc.

•	DDB Development, Inc.

•	Eliason Development, Inc.

•	Eliason & Eliason Incorporated

Since we do not know the total principal amount of Notes that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the above purposes.

We anticipate that some of the proceeds from this offering will be temporarily invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments prior to being used for the purposes indicated above.

CHANGES IN INTENDED USE OF PROCEEDS

While the above represents our present intention with respect to the use of the offering proceeds, a change in capital requirements or business opportunities could cause us to elect to use the proceeds for other purposes not contemplated at this time. We have the discretion to use the proceeds in any manner we deem appropriate.

RESCISSION OFFER

We are conducting a rescission offer to certain purchasers of our Notes. Between August 29, 2005 and April 13, 2006 we issued Notes with an aggregate value of $1,927,500 from the various series of notes identified on the cover page of this prospectus. Our counsel, at the time of the registration of the notes with the SEC under the Securities Act of 1933, failed to register the notes under the securities laws of the state of Wisconsin. As a result of a miscommunication with our counsel, the notes were also not registered under the securities laws of any other state. We have since filed applications to register the notes in the states of Illinois, Michigan and Wisconsin. Because the Notes were not registered in these states at the time they were offered and sold, the securities laws of those states allow the initial purchasers of the Notes to sell their Notes back to us in exchange for their initial purchase price plus interest. The rescission offer will be open for thirty (30) days after the eligible individuals receive the rescission offer document mailed to them on or soon after the effective date of the registration statement of which this prospectus is a part.

We believe that by our conducting this rescission offer, the initial purchasers of Notes will be precluded from requiring us in the future to repurchase the Notes based upon our failure to register the Notes under various states’ securities law.

The rescission offer is not an admission by us that we knowingly failed to comply with the registration or any other provisions under any state securities laws.

More information about the rescission offer can be found in our Rescission Offer Prospectus Supplement which is being mailed along with this prospectus to all purchasers of our Notes in the states of Illinois, Michigan and Wisconsin. The rescission offer expires thirty (30) days after the eligible purchasers receive the Rescission Offer Prospectus Supplement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General: On August 19, 2005, our registration statement was declared effective relating to our offering of up to $21,000,000 in Notes. As of March 31, 2006, Notes totaling $1,812,500 had been sold and issued to the public. Of this amount, $1,577,500 were Ten Year notes, $5,000 were Seven Year notes, $105,000 were Five Year notes, and $125,000 were Two Year notes.

Results of operations: As of March 31, 2006, we reported a quarterly loss of $65,061. These losses were primarily the result of compliance costs, marketing efforts directed at selling the notes and administrative expenses related to the Management Services Agreement with Eliason, Inc. Additional expenditures related to compliance, marketing and administration are anticipated.

Quarter Ended March 31, 2006 compared to the Quarter Ended March 31, 2005

Revenues: For the quarter ended March 31, 2006 revenues were $46,641. With the exception of minor amounts derived from interest earned on bank deposits, these were earned as the result of lending to related parties the proceeds of our Note offering. For the quarter ended March 31, 2005 revenues were $63 and were derived from interest earned on bank deposits. For the quarter ended March 31, 2006, the revenue earned was primarily the result of interest earned on funds lent from the proceeds of the sale of the Notes, with the corresponding ability to lend those funds out. The total amount lent at March 31, 2006 was $1,664,867.

Legal and accounting: Legal and accounting fees totaled $35,116 for the quarter ended March 31, 2006 and $35,813 for the quarter ended March 31, 2005. Legal and accounting fees for the quarter ended March 31, 2006 related to on going regulatory compliance requirements. Legal and accounting fees for the quarter ended March 31, 2005 related to the regulatory requirements of issuing the Notes.

Advertising: Advertising expenses totaled $19,832 for the quarter ended March 31, 2006 and $3,043 for the quarter ended March 31, 2005. Advertising expenses for the quarter ended March 31, 2006 were related to the marketing campaign. Advertising expenses for the quarter ended March 31, 2005 were related to the initial costs of starting the advertising campaign.

Administrative: Administrative expenses were $21,290 for the quarter ended March 31, 2006 and $15,015 for the quarter ended March 31, 2005. For the quarter ended March 31, 2006, $15,000 was related to the Management Services Agreement we have with Eliason, Inc. and $3,600 was related to directors and officers liability insurance. The remaining amounts were related to general administrative items such as postage and office supplies. For the quarter ending March 31, 2005, $15,000 was related to the Management Services Agreement with Eliason, Inc. The remaining amounts were related to general and administrative items such as postage and office supplies.

Interest expense: For the quarter ended March 31, 2006, interest expense was $35,464. There was no interest expense for the quarter ended March 31, 2005. Interest expense was related to the issuance of Notes beginning August 19, 2005. The total amount of Notes issued at March 31, 2006 totaled $1,812,500. The interest rates on the Notes sold to the public are all fixed rates and range from 5.5% to 9.0%.

Year Ended December 31, 2005 compared to the period from April 13, 2004

(date of inception) through December 31, 2004

Revenues: For the year ended December 31, 2005 revenues were $30,503. With the exception of minor amounts derived from interest earned on bank deposits, these were earned as the result of lending to related parties the proceeds of the Note offering. For the period ended December 31, 2004 revenues were $96 and were derived from interest earned on bank deposits. For the year ended December 31, 2005, the revenue earned was primarily the result of interest earned on funds lent from the proceeds of the sale of Notes. The total amount lent at December 31, 2005 was $1,249,867.

Legal and accounting: Legal and accounting fees totaled $172,197 for the year ended December 31, 2005 and $65,019 for the period ended December 31, 2004. Legal and accounting fees for both periods related to the regulatory requirements of issuing the Notes. The increase for the year ended December 31, 2005 over the period ended December 31, 2004 was primarily due to the large amount of legal fees related to completing the filing of this Note offering on August 19, 2005, whereas the prior period was during the initial investigative phase of the process.

Advertising: Advertising expenses of $37,435 for the year ended December 31, 2005 were related to the initial marketing campaign. There were no advertising expenses in the period ended December 31, 2004.

Administrative: Administrative expenses were $80,975 for the year ended December 31, 2005 and $16,162 for the period ended December 31, 2004. For the year ended December 31, 2005, a majority of administrative expenses totaling $60,000 were related to the Management Services Agreement we have with Eliason, Inc. The remaining amounts were related to general administrative items such as insurance, postage and office supplies. For the period ending December 31, 2004, all administrative expenses were related either to the Management Services Agreement with Eliason, Inc., or to general and administrative expenses billed prior to the effective date of the Management Services Agreement by Eliason, Inc.

Interest expense: For the year ended December 31, 2005, interest expense was $28,475. There was no interest expense for the period ended December 31, 2004. Interest expense was related to the issuance of Notes beginning August 19, 2005. The total amount of Notes issued at December 31, 2005 totaled $1,558,000. The interest rates on the Notes sold to the public are all fixed rates and range from 5.5% to 9.0%.

From December 31, 2004 to December 31, 2005 cash and cash equivalents increased by $335,457. This was the result of $305,000 in capital contributions made by our parent company Eliason Capital Group, Inc. to cover operating activities and $1,558,000 in Notes issued. These sources of cash were offset by $1,527,543 in cash used in operating activities.

Of the $1,527,543 of cash used in operating activities, $1,249,867 was lent to related entities as part of our normal business operations. The remaining cash used in operations of $277,675 was our loss for the year ended December 31, 2005 of $288,579, offset by an increase in accounts payable and accrued liabilities of $10,903.

Cash provided from financing activities consisted of $1,558,000 of Notes issued from August 19, 2005 through December 31, 2005 and $305,000 of capital contributions from our parent Eliason Capital Group, Inc.

On January 13, 2005, we entered into a Contribution Agreement with Eliason, Inc, Eliason Capital Group, Inc, and Brian and David Eliason (related parties). Under the Contribution Agreement, the related parties have agreed to fund our obligations as necessary.

At December 31, 2005, we were still reliant upon our parent corporation for capital contributions to meet our operating cash flow needs, without depleting the principal received from the issuance of Notes. Pursuant to the Contribution Agreement cited above, we feel we may rely upon this agreement until we have sold sufficient Notes and made loans out to related entities to generate operating cash flow sufficient to meet our normal cash needs as well as to fund the rescission offer described elsewhere in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

For the quarter ended March 31, 2006 cash and cash equivalents decreased by $192,569. This was the result of $20,000 in capital contributions made by our parent company Eliason Capital Group, Inc. to cover operating activities and $254,500 in Notes issued. These sources of cash were offset by $467,069 in cash used in operating activities.

Of the $467,069 of cash used in operating activities through March 31, 2006, $395,000 was lent to a related entity as part of normal business operations. The remaining cash used in operations of $72,069 was a loss for the quarter ended March 31, 2006 of $65,061 plus the increase in accounts receivable and other assets of $20,800, offset by an increase in accounts payable and accrued liabilities of $13,792.

Cash provided from financing activities consisted of $254,500 of Notes issued for the quarter ended March 31, 2006 and $20,000 of capital contributions from our parent Eliason Capital Group, Inc.

On January 13, 2005, we entered into a Contribution Agreement with Eliason, Inc, Eliason Capital Group, Inc, and Brian and David Eliason (related parties). Under the Contribution Agreement, the related parties have agreed to fund our obligations as necessary. During the quarter ended March 31, 2006, we received $20,000 as an additional contribution of capital under the Contribution Agreement.

At March 31, 2006, we were still reliant upon our parent corporation for capital contributions to meet our operating cash flow needs, without depleting the principal received from the issuance of the Notes. Pursuant to the Contribution Agreement cited above, we feel we may rely upon this agreement until we have sold sufficient Notes and made loans to related entities to generate operating cash flow sufficient to meet our normal cash needs.

If all eligible investors elect to accept the rescission offer described elsewhere in this prospectus, we will be required to make payments aggregating approximately $1,927,500 plus the aggregate amount of statutory interest. We may rely on the Contribution Agreement in order to fund our obligations pursuant to the rescission offer.

THE POTENTIAL IMPACT OF KNOWN FACTS, COMMITMENTS, EVENTS AND UNCERTAINTIES

Off-balance sheet arrangements

We are a party to a Contribution Agreement with Eliason, Inc, Eliason Capital Group, Inc, and Brian and David Eliason (related parties). Under the Contribution Agreement, the related parties have agreed to fund our obligations as necessary. During the quarter ended March 31, 2006, we received $20,000 as an additional contribution of capital under the Contribution Agreement.

Contractual Obligations

There were no material changes outside the ordinary course of our business to contractual obligations during the quarter ended March 31, 2006

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an on-going basis. We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent to other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Interest income, on our notes receivable, is recognized as it is earned. Interest is calculated using actual days over 365.

Notes Receivable

Notes receivable are carried at their stated value as disclosed on the face of the note. We believe the stated value approximates the fair market value of the notes.

Income Taxes

We have elected, for Federal and state income tax purposes, to be treated as a Qualified S-Corporation subsidiary under the provisions of the Internal Revenue Code. Accordingly, our taxable income is included on the tax return of our parent company Eliason, Inc.

BUSINESS

BUSINESS STRATEGY

We were formed on April 13, 2004 under the laws of the state of Wisconsin. Our primary business plan is to originate loans to Eliason-related entities. In general, our borrowers use loan proceeds for the acquisition and management of real estate nationwide. The loans generally are secured by second priority mortgages or deeds of trust, when possible, and/or personal guarantees as assigned to us on the property acquired by our borrowers.

The loans we originate are generally small to mid-sized loans that are originated for less than $15 million and generally have mid-term balloon payments (approximately 5-10 years in duration). In addition, some of the loans may be revolving loans, meaning that as parcels of real estate are sold by the borrowers, the proceeds from those sales will be used to pay down the loans from our borrowers and the borrowers may then borrow additional amounts from us if they continue to meet our credit standards. We lend at loan-to-value ratios ranging from 75% to 100% and generally seek to obtain first or second priority deeds of trust or mortgages on the property acquired and/or personal guarantees by principals of the borrower. The loans are underwritten by us by applying criteria that generally include:

(a) an evaluation of the borrower’s financial stability and credit history,

(b) obtaining a satisfactory appraisal and conducting an inspection of the real estate that will be pledged as collateral to secure loans to borrowers,

(c) obtaining title insurance,

(d) reviewing all environmental reports, structural inspections, zoning and entitlement status reports, and

(e) analyzing demographic marketing factors applicable to the real estate collateral.

For a more detailed description of our underwriting process and criteria, see the section below entitled “BUSINESS—Loan Approval and Underwriting Process.”

We offer fixed rate and adjustable-rate mortgage loans secured by multi-family and commercial real estate. Our multi-family and commercial real estate loans are generally secured by condominiums, apartment buildings and commercial retail space.

We generally require all properties securing multi-family and commercial real estate loans to be appraised by a board-approved independent licensed appraiser. We expect our multi-family and commercial real estate loans to be secured by personal guarantees.

As of the date of this prospectus, we had notes receivable outstanding with Eliason 1031 Properties Corporation, an affiliated entity, totaling $1,644,867. Eliason 1031 Properties Corporation is a Tenant-In-Common (TIC) sponsor. As a TIC sponsor Eliason 1031 Properties Corporation buys high quality commercial or residential rental properties with the intent of selling the properties within two to four months to TIC investors. The loans that we currently have outstanding to Eliason 1031 Properties Corporation are personally guaranteed by David Eliason and Brian Eliason.

We anticipate the primary borrower of our loans will continue to be Eliason 1031 Properties Corporation. Eliason 1031 Properties Corporation uses the loans in lieu of, or in addition to, mezzanine debt to purchase the properties it sells to TIC investors. The loans will be paid off from the proceeds of those sales.

OUR MARKET AND MARKET OPPORTUNITIES

We operate in the commercial lending industry. Other participants in this industry include regional and national banks, mortgage companies, real estate investment trusts and private financing companies. Many industry participants originate loans to both affiliated and unaffiliated borrowers. In addition, many industry participants expect to profit from the interest received on such loans.

We operate our business similar to other participants in the commercial lending industry. Our operations and lending activities, however, are limited to originating and servicing loans made to our affiliates. We believe that we can provide financing to our affiliates more efficiently than traditional commercial lenders. Our knowledge of our affiliates past and current activities, management capabilities and execution capabilities, facilitate our ability to evaluate loan applications and complete loan origination activities in an efficient manner. We may not profit from the loans we make to our affiliates, however, we expect to receive sufficient proceeds from our lending activity to meet our obligations under the Notes.

LOAN APPROVAL AND UNDERWRITING PROCESS

We obtain leads for loans through our affiliates’ relationships with banks, homebuilders, brokers and our knowledge of the market to be able to quickly take advantage of profitable opportunities as they arise. While these entities may be involved with the negotiations of terms on behalf of the borrowers, we draft all applications, commitments and documentation and execute all documentation directly with the borrowers. All loans we originate will be evaluated, underwritten and closed in accordance with our predefined standards. There currently are no requirements for any governmental approval of our services, nor are there any existing or probable governmental regulations on our business. The costs and effects of compliance with environmental laws (federal, state and local) are borne by the developer and we do not enter into any transaction unless all required environmental reports have been filed by the developer. The loans are underwritten by applying criteria that generally include the following:

•	Evaluating the borrower’s financial condition/information and credit history;

•	Obtaining an appraisal from a qualified source;

•	Obtaining a current, satisfactory independent appraisal of the real estate that will constitute part of the collateral pledged as security for the loan;

•	making a physical inspection of the real estate collateral;

•	obtaining title insurance;

•	reviewing other factors that may affect the valuation of the real estate collateral, including but not limited to environmental reports, structural inspections, zoning and entitlement status reports; and

•	analyzing the demographic factors applicable to the real estate collateral.

The sum of the underwriting evaluation and the borrower’s alternative financing options affects the interest rate and loan-to-value ratio that we require. In a circumstance where the borrower has limited financing options primarily due to time constraints, we have the opportunity to charge higher rates at higher loan-to-value ratios than the risk might otherwise require. Our ability to be more responsive than our competition to time-sensitive opportunities is important to our ability to capitalize on these circumstances that provide higher returns for lower risk on some loans. We believe that real estate lending is a market inadequately served by current lenders, who we believe are not flexible in their underwriting and pricing policies and who are not able to quickly underwrite and close loans.

We may require that loans be secured by the personal guaranty of our borrower’s principals. Our decision to make a loan secured by a personal guaranty is necessarily a subjective one. We base such decisions on our analysis of the factors referred to above as representative of our underwriting criteria, and the loan-to-value ratio of the existing first mortgage and, if any, second mortgage on the underlying real estate. In the event that a loan is to be secured solely by a personal guaranty, we apply the foregoing criteria to the principal and his, her or its assets, as applicable. In addition, we evaluate, among other things, his, her or its financial statements, ratio of liquid unencumbered assets, access to alternative sources of repayment, and future earnings potential.

SECURITY

Most of the loans we originate are for properties on which a first mortgage loan has already been made. Accordingly, the loans we originate are generally secured by personal guarantees of our affiliates’ principals.

COMPETITION

We face limited, if any, competition with respect to loans made to our affiliates. We expect our affiliates to engage our services to meet their financing needs. We anticipate that the financing demands of our affiliates will be sufficient to deploy up to $21,000,000 in proceeds received in this offering.

Traditionally, the primary competitors in our market are large national and regional banking institutions and publicly traded real estate investment trusts that have the primary advantage of brand recognition in the markets in which we compete. As a result of this brand recognition, borrowers seeking mortgage financing may turn to these entities before exploring financing alternatives. The principal methods of competition of these entities include diverse service offerings and specialized financing products.

In general, brand recognition and diversity of product, together with other commercial lending entities’ ability to access less expensive sources of funds, give them a competitive advantage over us in a traditional lending market. Because our target market is limited to our affiliates, we do not expect name recognition or diversity of services to affect our ability to secure lending opportunities with our affiliates. In addition, at this time we do not expect our cost of funds to impair our ability to offer financing to our affiliates on acceptable terms.

EMPLOYEES

As of the date of this prospectus we employed no full-time or part-time employees. We do not anticipate an increase in the number of employees at this time.

MANAGEMENT SERVICES AGREEMENT

We have entered into a Management Services Agreement dated as of October 31, 2004 with Eliason, Inc. pursuant to which Eliason, Inc. provides all required services in connection with the management of our business. The Management Services Agreement is automatically renewed for one-year terms unless terminated by either party under the terms of the Management Services Agreement.

Under the terms of the Management Services Agreement, Eliason, Inc. has agreed to provide us with all services designated in writing by us. These services include, without limitation, services related to the following functions which are set forth on Schedule 2.1 to the Management Services Agreement:

•	tax, accounting and treasury services;

•	legal advice;

•	risk management services;

•	general office and administrative support;

•	software development and support; and

•	accounts payable management.

We agreed to pay Eliason, Inc. $5,000 per month. Currently, all of our officers are employees of Eliason, Inc. and are provided to us pursuant to the terms of the Management Services Agreement. Our officers and directors are not paid a salary or any other form of compensation for services provided to us.

The Management Services Agreement provides that with respect to our data:

•	we retain ownership rights;

•	Eliason, Inc. shall return such data to us upon termination of the Management Services Agreement;

•	Eliason, Inc. shall not use the data for any purpose other than that of rendering services to us; and

•	Eliason, Inc. shall not disclose such data or any part thereof to its employees, its agents or any third party.

The relationship between Eliason, Inc. and us under the Management Services Agreement is that of independent contractors. Eliason, Inc. owns 100% of Eliason Capital Group, Inc., which owns 100% of our outstanding capital stock.

PROPERTIES

Our principal executive offices are located at 548 Highway 155, St. Germain, WI 54558. These facilities are provided to us by Eliason, Inc. pursuant to the terms of the Management Services Agreement described above under “—Management Services Agreement”. We believe that our existing facilities are adequate for our current needs and that, pursuant to the Management Services Agreement, suitable additional space will be available as needed.

LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings that, if adversely determined, would have a material affect on our operations.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, age and position of our current directors and executive officers:

Name	Age	Position(s)
Donald R. Eliason	64	Chairman of the Board of Directors
David J. Eliason	30	President, Director
Brian E. Eliason	28	Vice President, Secretary
Jay R. Grooters	39	Vice President

All directors currently hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. All of our executive officers are elected annually by our board of directors and serve at the discretion of the board and until their successors are elected and qualified. Donald R. Eliason is the father of David J. Eliason and Brian E. Eliason.

All of our officers are employees of Eliason, Inc. and provide services to us pursuant to a Management Services Agreement. Our directors and officers receive no compensation from us for their services.

The following describes the business experience during the past five years of our directors and executive officers:

Donald R. Eliason, Chairman of the Board of Directors

Mr. Eliason has more than 43 years of real estate experience, and has been a principal in hundreds of development projects, including vacant land subdivisions, resort condominium conversions, and commercial condominium developments. As a community leader, Mr. Eliason has been involved in the economic development of several projects in Northern Wisconsin, including the development of the Whitetail Inn Resort and St. Germain Golf Course.

In the past five years, Mr. Eliason has been involved in the following business activities:

•	the ownership and management of Timber Ridge Golf Club in Minocqua, WI;

•	the development and sale of a 52-unit, $25,000,000 condominium project called Bradford Point Condominiums, in St. Germain, WI; and

•	the purchase, development and sale of numerous vacant land parcels in Northern Wisconsin, totaling more than $10,000,000 in sales.

Mr. Eliason has been a director of Eliason Funding Corporation since it was formed on April 13, 2004.

David J. Eliason, President and a Director

Mr. Eliason graduated from the University of Wisconsin-Madison in 1997 with a Bachelor of Business Administration with a double major in Finance and Urban Land Economics/Real Estate, and received a Masters of Business Administration degree in Finance from the University of Wisconsin—Madison in 1999. In 1998, he and his brother Brian E. Eliason created Eliason, Inc. a commercial real estate brokerage/management company. Mr. Eliason has served as President of Eliason, Inc. since 1998. Mr. Eliason has also served as Secretary of Eliason & Eliason, Inc., an affiliated entity, which engages in real estate investments.

Brian E. Eliason, Vice President and Secretary

Mr. Eliason is knowledgeable in a broad range of real estate dealings and proceedings. During the past four years, he has structured the purchase or sale of approximately $150 million of real estate and has handled more than 250 transactions. Mr. Eliason serves as the CEO of Eliason 1031 Properties Corporation. Mr. Eliason received a BS in Economics and a BBA in Finance from the University of Wisconsin - Madison. He also holds a law degree from the University of Wisconsin Law School.

Jay R. Grooters, Vice President

Mr. Grooters served as Vice President, Director Facility Services of United Properties, a full-service commercial real estate firm, from March 1993 through April 2002. From April 2002 through October 2002, he served as Development Manager of Taylor Investments, which managed the subdivision and development of lakefront land. Mr. Grooters joined Eliason, Inc. as Chief Operating Officer in October 2002.

We have no directors who are not members of the Eliason family, and there are no current plans to retain any additional directors.

COMMITTEES OF THE BOARD OF DIRECTORS/AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has no committees. The Board of Directors may establish committees and subcommittees, as it deems warranted by circumstances as they arise. The full Board of Directors performs the audit committee function. The Board of Directors has determined that David Eliason qualifies as the Board’s audit committee financial expert as defined in the SEC rules and regulations. Mr. Eliason is also the President of Eliason Funding Corporation and is not independent as defined by the rules adopted by the SEC.

CERTAIN RELATED PARTY TRANSACTIONS

We have entered into a Management Services Agreement dated as of October 31, 2004 with Eliason, Inc. pursuant to which Eliason, Inc. provides all required services in connection with the management of our business. See “BUSINESS—Management Services Agreement.”

Contribution Agreement

On January 13, 2005, Eliason Funding Corporation, Eliason, Inc., David Eliason, Brian Eliason and Eliason Capital Group, Inc. entered into a Contribution Agreement. Under the terms of the Contribution Agreement, David Eliason and Brian Eliason agreed to make funds available to us upon receipt of written notice from us that our funds are insufficient to pay expenses, debts and obligations that have become due and/or which are scheduled to become due within 90 days. Within 20 days of the receipt of such notice, David Eliason and Brian Eliason shall contribute in cash to Eliason, Inc. their respective pro rata share of the amount required to cover the insufficiency. Eliason, Inc. has agreed to contribute the amount of the contribution to Eliason Capital Group, Inc., which in turn, has agreed to contribute the amount of the contribution to us.

The Contribution Agreement provides that the obligations of David Eliason and Brian Eliason to make contributions pursuant to the Contribution Agreement only benefit and bind them as between themselves and do not benefit any third parties (other than us). In addition, the Contribution Agreement provides that:

•	the obligations of David Eliason and Brian Eliason do not benefit any creditor of Eliason, Inc., Eliason Capital Group, Inc. or us;

•	no third party shall have any rights with respect thereto; and

•	no third party shall have any right whatsoever to cause David Eliason or Brian Eliason to contribute any amount to Eliason, Inc.

As of the date of this prospectus, capital contributions of $325,000 have been made to us pursuant to the Contribution Agreement.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Under our By-Laws and the Wisconsin Business Corporation Law (the WBCL), our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding, and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless it is determined the director or officer breached or failed to perform such person’s duties to us and such breach or failure constituted:

(i) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;

(ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

(iii) a transaction from which the director or officer derived an improper personal profit; or

(iv) willful misconduct.

The WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Under the WBCL, unless the Articles of Incorporation provide otherwise, our directors are not subject to personal liability to us, our shareholders, or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, unless the person asserting liability proves that the breach or failure constituted:

(i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director had a material conflict of interest,

(ii) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful, or

(iii) a transaction from which the director derived an improper personal profit, or

(iv) willful misconduct.

Our Articles of Incorporation do not limit a director’s immunity provided by the WBCL. The above provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers.

We have purchased directors and officers liability insurance in order to limit our exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933, as amended.

A Note holder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

There is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

PRINCIPAL SHAREHOLDERS

We are a wholly-owned subsidiary of Eliason Capital Group, Inc, which owns all 1,000 of our outstanding shares of common stock. Eliason Capital Group, Inc. is, in turn, a wholly-owned subsidiary of Eliason, Inc. The following table contains information concerning the persons, including any “group”, who we know to be the beneficial owner of more than 5% of any class of Eliason, Inc.’s voting securities, and our officers and directors. Unless otherwise indicated, each person named below has sole voting power and investment power over the shares indicated. All information is as of March 31, 2006. As of that date, 200 shares of common stock of Eliason, Inc. were issued and outstanding.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES	PERCENT OF CLASS
David J. Eliason	100	50.0%
Brian E Eliason	100	50.0%
Donald R. Eliason	0	0.0%
Jay R. Grooters	0	0.0%

Total held by directors and officers	200	100.0%

The business address of each such beneficial owner is P.O. Box 219, St. Germain, WI 54558.

DESCRIPTION OF CAPITAL STOCK

We have issued 1,000 shares of our common stock. All of our outstanding common stock is owned by Eliason Capital Group, Inc. Our common stock is not listed for trading on a securities exchange and there is no public market for our common stock. We have not paid any dividends on our common stock.

DESCRIPTION OF THE NOTES

GENERAL

The Notes are issued under an indenture, subject to any amendments or supplements as may be adopted from time to time, between us and US Bank National Association, a national banking association, as trustee. The indenture provides us the authority to issue additional series of Notes under the indenture in addition to the $21,000,000 aggregate initial principal amount of the Notes offered under this prospectus. The terms and provisions of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The statements made hereunder relating to the indenture and the Notes to be issued thereunder are summaries of certain provisions thereof. We encourage you to read the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee at 60 Livingston Avenue, EP-MN-WS3C, St. Paul, Minnesota 55107-2292.

We issue the Notes only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Holders may transfer or exchange the Notes by surrendering them for transfer or exchange at the principal corporate trust office of the Trustee, duly endorsed for transfer. The Notes must be surrendered to us in order to receive principal payments.

TERMS

The following is a general discussion of the material terms of the Notes. The indenture provides that the Notes may be issued in one or more series in an unlimited aggregate principal amount.

The Notes:

•	are not guaranteed by any other person or entity;

•	will be paid primarily from the loans described in this prospectus, the composition of which may change over time;

•	are not savings accounts, certificates of deposit (CDs) or other deposits and are not insured by the FDIC or any other governmental agency;

•	do not have the benefit of a sinking fund for the retirement of principal;

•	are subordinated in right of payment to all of our future senior indebtedness;

•	are not convertible into capital stock or other securities of our company; and

•	will cease to accrue interest after the applicable redemption date under the terms and subject to the conditions of the indenture.

The Notes are sold in denominations of $1,000, and the minimum purchase per investor is $5,000. We may sell additional Notes from time to time in the future in excess of these limitations under a different or amended prospectus. Additional Notes may also be issued in the future under the indenture or under a different indenture.

The outstanding principal amount due for each Note upon maturity, or upon redemption of the Note by us, and all interest accrued and payable on the Note, are payable by us at our corporate office in St. Germain, Wisconsin, or any other office of a paying agent maintained by us for this purpose. We serve as our own registrar for the Notes.

Notes may be transferred or exchanged for other Notes of the same series of a like aggregate principal amount subject to the limitations in the indenture. We will not charge a fee for any registration, transfer or exchange of Notes. However, we may require the holder to pay any tax, assessment or other governmental charge required in connection with any registration, transfer or exchange of Notes. The registered holder of a Note will be treated as its owner for all purposes.

INTEREST RATE AND MATURITY

The interest rates and maturities on the Notes are as follows:

Series	Maximum Principal Annual Amount per Series (1)	Stated Maturity	Interest Rate
Two-year	$4,000,000	Two years from the first day of the month of issuance	5.5%
Five-year	$5,000,000	Five years from the first day of the month of issuance	6.5%
Seven Year	$6,000,000	Seven years from the first day of the month of issuance	7.5%
Ten year	$6,000,000	Ten years from the first day of the month of issuance	9.0%

(1)	We are selling up to $21,000,000 in aggregate principal amount of Notes, which may be constituted by any combination of the series of Notes, with the maximum amount of each series as listed in this chart. As of the date of this prospectus, we have sold $125,000 of Two-year Notes, $170,000 of Five-year Notes, $5,000 of Seven-year Notes and $1,627,500 of Ten-year notes.

We may change the interest rate for any Notes to reflect market conditions at any time by supplementing this prospectus. If we change the interest rate on any series, the interest rate on Notes issued before the date of the change will not be affected.

PAYMENTS OF INTEREST

We pay interest only on the Notes quarterly on the last day of the calendar quarter to the holder of record as of the last day of the month preceding the month in which the payment date occurs. We pay interest on the Notes primarily from proceeds received on the loans collected from our borrowers.

PAYMENTS OF PRINCIPAL AND RENEWAL

Each Note matures as indicated above, unless redeemed earlier, which we may do at our option. Except as set forth in “Partial Redemption of Certain Notes at Option of Holder,” no principal payments are due before the maturity of the Note unless we decide to redeem a Note, or a portion of a Note, before its stated maturity date. The trustee will transmit payment for the principal on the Notes when due to the person who is shown as the record holder on the books and records of the registrar as of the applicable record date for payment.

If the holder of a Note wishes to renew a Note instead of receiving the principal due on the Note in cash at maturity, the holder must give written notice to us at least 90 but no more than 120 days prior to the stated date of maturity for that Note. Principal will be due and payable in cash upon the maturity of the Note unless proper notice is received from the holder. If proper notice is given and we have a then currently effective prospectus relating to the new Notes to be issued containing audited financial statements, we will renew the maturing Note by issuing a new Note with terms no more favorable than those of the Note that is maturing. The new Note will have no greater interest rate than the Note that is maturing. The new Note will mature in a like period measured from the maturity date of the original Note. If we do not have a currently effective prospectus relating to the new Notes to be issued at the time the original Note matures, or if no notice is given, we will pay the maturing Note in cash on the maturity date.

We may, at our option, pay a maturing Note in cash at maturity instead of renewing the Note, regardless of whether any notice relating to the maturity of that Note has been given. If a Note holder has given notice of a request for renewal, and we decide to pay the maturing Note in cash at maturity instead of renewing the Note, we will give notice to the Note holder not less than 20 days nor more than 60 days before the maturity date of the Note, in accordance with the Note redemption procedures in the indenture.

PARTIAL REDEMPTION OF CERTAIN NOTES AT OPTION OF HOLDER

A holder may request early redemption of, in the case of Two- and Five-year Notes, up to five percent (5%) per year of the outstanding principal amount, up to a cumulative maximum of ten percent (10%) of the principal amount of the Note and, in the case of Notes having a term longer than five years, a holder may redeem an additional five percent (5%) after the fifth year.

If a holder of a Note wishes to exercise a partial redemption of the Note as described above, the holder must give written notice to us at least 30 but no more than 60 days prior to the date on which such redemption is requested. If proper notice is given to us in the manner described above, we will deposit with the trustee before the date on which the redemption is requested, an amount of money sufficient to pay the principal of, and accrued interest on, the portion of the Note to be redeemed. The principal amount of any Note may not be partially redeemed at the option of the holder if, following such redemption, the unpaid principal amount of such Note would be less than the minimum authorized denomination of Note. The portion of the Note to be repaid shall become due and payable and shall be paid on our behalf by the trustee from amounts on deposit on the date on which the redemption is requested.

THE TRUSTEE

US Bank National Association, a national banking association, is the trustee under the indenture. We may maintain deposit accounts, borrow money from time to time and otherwise conduct other banking transactions with the trustee. As of the date of this prospectus, we have no outstanding loans from the trustee, although the trustee serves as trustee under a separate trust indenture for Notes issued by the following limited liability companies, which are either wholly owned or controlled by our officers and directors: Tri-Park I, LLC; Donald R. Eliason, LLC and Eliason Fund I, LLC. In the event of default, the indenture permits the trustee to become a creditor of ours and does not preclude the trustee from enforcing its rights as a creditor.

Generally, under the indenture, the trustee is permitted to temporarily invest funds held in trust from time to time in:

•	direct obligations of the United States government or obligations guaranteed by the United States government;

•	interest-bearing time or demand deposits, certificates of deposit or other similar banking arrangements, or investment agreements, repurchase agreements or guaranteed investment contracts, with any bank, trust company, national banking association or other depository institution, including those of the trustee;

•	commercial paper, including that of the trustee, which matures not more than 270 days after the date of purchase;

•	bonds, notes, or other evidences of indebtedness issued or guaranteed by Federal Farm Credit Banks, Federal Home Loan Mortgage Corporation, Governmental National Mortgage Association, Export-Import Bank of the United States, Federal National Mortgage Association, Student Loan Marketing Association, Farmers Home Administration, Federal Home Loan Banks or any agency of the United States established for the purposes of acquiring the obligations of any of these agencies; and

•	money market mutual funds investing solely in the above listed assets.

REDEMPTION OF NOTES

We may redeem any or all of the Notes without penalty or premium, at our option, in whole or in part, at any time. If we redeem your Notes, we will make payment in cash to you of all unpaid principal and interest accrued to the date set for redemption, but excluding the date of redemption. We are required by the indenture to deposit the amount to be paid in redemption of the Notes with the trustee prior to the redemption date. If we decide to redeem Notes, we will give notice of the redemption date by mail to the registered holders of the Notes, or portions of Notes, to be redeemed not less than 30 days nor more than 60 days before the redemption date. We have the sole discretion whether to prepay any Note and the amount to be prepaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

The indenture provides that we may, with or without the consent of the holders of any outstanding Notes, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity; provided that:

(a) either we shall be the continuing entity, or the successor entity (if other than us) formed by or resulting from any consolidation or merger or which shall have received the transfer of these assets shall be an entity organized and existing under the laws of the United States or a state thereof and any successor entity shall expressly assume our obligation to pay the principal of and interest on all the Notes and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the indenture;

(b) immediately after giving effect to this transaction and treating any indebtedness that becomes an obligation of any successor entity, us or any subsidiary of ours as a result thereof as having been incurred by any successor entity, us or any of our subsidiaries at the time of the transaction, no event of default under the indenture, and no event that, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing; and

(c) an officers’ certificate and legal opinion covering these conditions shall be delivered to each trustee.

CERTAIN COVENANTS

PAYMENT OF PRINCIPAL AND INTEREST. The indenture requires us to covenant and agree for the benefit of the holders of the Notes that we will duly and punctually pay the principal of and interest on the Notes in accordance with the terms of the particular series of Notes and the indenture.

MAINTENANCE OF OFFICE OR AGENCY. The indenture requires us to maintain in each place or places where the principal of and interest on the Notes are payable an office or agency where the Notes may be presented or surrendered for payment, for registration of transfer or exchange and where notices and demands to or upon us in respect of the Notes may be served.

MONEY FOR SECURITIES PAYMENTS TO BE HELD IN TRUST. The indenture requires us to segregate and hold in trust or with a paying agent for the benefit of persons entitled thereto a sum sufficient to pay the principal or interest so becoming due until all such sums are paid to such persons or otherwise disposed of in accordance with the indenture. We shall cause any paying agent, other than the trustee, to execute and deliver an instrument so that such paying agent will: (a) hold all sums held by it for the payment of principal or interest on the Notes in trust for the benefit of the persons entitled thereto until such sums shall be paid to such persons or otherwise disposed of in accordance with the indenture; (b) give the trustee notice of any default by us in the making of such payment or principal of interest on the Notes; and (c) at any time during the continuance of any such default upon the written request of the trustee, pay to trustee all sums so held in trust by such paying agent. We intend to act as the paying agent.

EXISTENCE. Except as permitted under “Merger, Consolidation or Sale of Assets,” the indenture requires us to do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, material rights (by certificate of incorporation, bylaws and statute) and material franchises; provided, however, that we shall not be required to preserve any right or franchise if our board of directors determine that the preservation thereof is no longer desirable in the conduct of our business.

MAINTENANCE OF PROPERTIES. The indenture requires us to cause all of our material properties used or useful in the conduct of our business or the business of any of our subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on or in connection therewith may be properly and advantageously conducted at all times; provided, however, that we and our subsidiaries shall not be prevented from selling or otherwise disposing of our properties for value in the ordinary course of business.

INSURANCE. The indenture requires us to keep in force upon all of our properties and operations policies of insurance carried with responsible companies in amounts and covering all risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

STATEMENT AS TO COMPLIANCE. The indenture requires us to deliver to the trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of our compliance with all conditions and covenants under the indenture and, in the event of any noncompliance, specifying the nature and status of such noncompliance.

RIGHTS OF NOTEHOLDERS

As a Note holder, you have limited rights to vote on actions involving the Notes. In general, you will have the right to vote on whether or not to approve some amendments to the indenture. You will also have the right to direct some actions that the trustee takes in the event we default on the Notes. For a description of these rights, see the sections below entitled “—Events of Default, Notice and Waiver” and “—Modification of the Indenture and Supplemental Indentures.” We encourage you to read a copy of the indenture, which is filed as an exhibit to the registration statement that includes this prospectus and is available for inspection at the office of the trustee.

EVENTS OF DEFAULT, NOTICE AND WAIVER

The following events are “events of default” with respect to the Notes issued under the indenture:

(a) default for 30 days in the payment of any installment of interest on the Notes of any series;

(b) default in the payment of the principal of the Notes of any series;

(c) default in the performance or breach of any other covenant or warranty of ours contained in the indenture (other than a covenant or warranty a default in the performance of which or the breach of which is elsewhere in this paragraph specifically dealt with), continued for 60 days after written notice as provided in the indenture;

(d) default under any bond, Note or other evidence of indebtedness for money borrowed in an aggregate principal amount in excess of $5,000,000;

(e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us.; and

(f) any event of default under any Note.

If an event of default under the indenture with respect to the Notes at the time outstanding occurs and is continuing, then in every case the trustee or the holders of not less than 51% in principal amount of the outstanding Notes of that series may declare the principal amount of all the Notes of that series to be due and payable immediately by written notice thereof to us (and to the trustee if given by the holders). However, at any time after the declaration of acceleration with respect to the Notes of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority of the principal amount of the outstanding Notes of any series may rescind and annul the declaration and its consequences if: (a) we shall have deposited with the trustee all required payments of the principal of and overdue interest on the Notes of the applicable series, plus certain fees, expenses, disbursements and advances of the trustee; and (b) all events of default, other than the nonpayment of accelerated principal, with respect to Notes of the applicable series have been cured or waived as provided in the indenture. The indenture also provides that the holders of not less than a majority in principal amount of the outstanding Notes of any series may waive any past default with respect to the applicable series and its consequences, except a default (i) in the payment of the principal of or interest on any Note of the applicable series or (ii) in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

The indenture requires the trustee to give notice to the holders of Notes within 90 days of a default under the indenture unless the default shall have been cured or waived; provided, however, that the trustee may withhold notice to the holders of any series of Notes of any default with respect to the applicable series (except a default in the payment of the principal of, or interest on any Note of the applicable series, or in the payment of any sinking fund installment, if specified responsible officers of the trustee consider this withholding to be in the holders’ interest.

The indenture provides that no holders of Notes of any series may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy thereunder, unless:

(a) a holder previously gave written notice to the trustee of a continuing event of default with the respect to the Notes,

(b) the holders of not less than 51% in principal amount of the outstanding Notes of the applicable series have made a written request to the trustee to institute proceedings in respect of such event of default,

(c) the holder or holders have offered an indemnity reasonably satisfactory to the trustee,

(d) the trustee for 60 days after its receipt of such notice, request and offer of indemnity failed to institute any such proceeding; and

(e) no contrary directions from the holders of more than 50% of the outstanding Notes of the applicable series have been given to the trustee during such 60 day period.

This provision will not prevent, however, any holder of Notes from instituting suit for the enforcement of payment of the principal of and interest on the Notes at the respective due dates thereof.

The indenture provides that the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of Notes then outstanding under the indenture, unless the holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Notes of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. The trustee may, however, refuse to follow any direction that is in conflict with any law or the indenture or that may involve the trustee in personal liability or that may be unduly prejudicial to the holders of Notes of the applicable series not joining therein.

MODIFICATION OF THE INDENTURE AND SUPPLEMENTAL INDENTURES

Except for those matters described in Section 9.02 of the indenture, modifications and amendments of the indenture and supplemental indentures with respect to any series will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Notes of the applicable series; provided, however, that no modification, amendment or supplemental indenture may, without the consent of the holder of each Note:

(a) change the stated maturity of the principal of or interest on any Note;

(b) reduce the principal amount of, or the rate or amount of interest on, or on any additional amount payable in respect thereof, any Note, or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any Note;

(c) change the place of payment, or the coin or currency, for payment of principal of or interest on any Note;

(d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the stated maturity or redemption date thereof;

(e) reduce the above-stated percentage in principal amount of outstanding Notes of any series, the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver with respect to such series necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the indenture; or

(f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect this action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the Note.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of Notes, or which modifies the rights of the holders of Notes of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of Notes of any other series.

The holders of a majority in aggregate principal amount of outstanding Notes of each series may, on behalf of all holders of Notes of that series waive, insofar as that series is concerned, compliance by us with certain restrictive covenants in the indenture.

Modifications and amendments of the indenture and supplemental indentures will be permitted to be made by us and the trustee without the consent of any holder of Notes for any of the following purposes:

(a) to evidence the succession of another person to us as obligor under the indenture and the Notes;

(b) to add to the covenants of us for the benefit of the holders of all or any series of Notes or to surrender any right or power conferred upon us in the indenture;

(c) to add additional events of default for the benefit of the holders of all or any series of Notes, provided, however, that in respect of any such additional events of default such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults), may provide for an immediate enforcement upon such default, may limit remedies available to the trustee upon such default or may limit the right of the holders of a majority in aggregate principal amount of that on those series of Notes to which such additional events of default apply to waive such default;

(d) to change or eliminate any provisions of the indenture, provided that any change or elimination shall become effective only when there are no Notes outstanding of any series created prior thereto that are entitled to the benefit of this provision;

(e) to subject the indenture to additional revenues, properties or collateral, or to otherwise secure the Notes;

(f) to establish the form or terms of Notes of any series;

(g) to evidence and provide for the acceptance of appointment by a successor trustee with respect to the Notes and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee or different trustees;

(h) to cure any ambiguity, defect or inconsistency in the indenture, provided, however, that this action shall not adversely affect the interests of holders of Notes of any series in any material respect; or

(i) to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the Notes, provided, however, that this action shall not adversely affect the interests of the holders of the Notes of any series in any material respect.

The indenture provides that in determining whether the holders of the requisite principal amount of outstanding Notes of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder, Notes owned by us or any other obligor upon the Notes or any affiliate of ours or of any other obligor shall be disregarded.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

We will be permitted, at our option, to discharge certain obligations to holders of any series of Notes by irrevocably depositing with the trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on the Notes in respect of principal and interest.

We may elect either to:

(a) defease and be discharged from any and all obligations with respect to any series of Notes (except for the obligations to register the transfer or exchange of the Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold money for payment in trust) (“defeasance”); or

(b) be released from certain obligations with respect to the Notes under the indenture (generally being the restrictions described under “Certain Covenants,” herein), its obligations with respect to any other covenant, and any omission to comply with these obligations shall not constitute a default or an event of default with respect to the Notes (“covenant defeasance”), in either case upon the irrevocable deposit by us with the trustee, in trust, of an amount, at stated maturity, or government obligations (as defined below), or both, applicable to the Notes that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Notes on the scheduled due dates therefor.

Such a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if a defeasance or covenant defeasance had not occurred, and an opinion of counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the “IRS”) or a change in applicable U.S. federal income tax law occurring after the date of the indenture. In the event of a defeasance, the holders of the Notes would thereafter be able to look only to an applicable trust fund for payment of principal and interest.

The term “government obligations” means securities that are:

(a) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; or

(b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or the other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any government obligation or a specific payment of interest on or principal of any government obligation held by a custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) a custodian is not authorized to make any deduction from the amount payable to the holder of a depository receipt from any amount received by the custodian in respect of the government obligation or the specific payment of interest on or principal of the government obligation evidenced by a depository receipt.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the material federal income tax considerations of the initial purchase, ownership and disposition of the Notes by U.S. and non-U.S. holders represents, insofar as it describes conclusions as to U.S. federal income tax law and subject to the limitations and qualifications described therein, the opinion of Foley & Lardner LLP. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code and judicial or administrative interpretations of the Code, all as in effect as of the date of this prospectus. However, these laws may change with either prospective or retroactive effect. In addition, we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to any tax consequences of purchasing, owning or disposing of Notes. Thus, the IRS could challenge one or more of the tax consequences or matters described in this prospectus.

This discussion is limited to purchasers of Notes who acquire the Notes from us in the initial offering and hold the Notes as capital assets for federal income tax purposes. This discussion does not address all possible tax consequences that may be applicable to you in light of your specific circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the Code or special rules applicable to certain categories of investors, such as financial institutions, insurance companies, dealers in securities, real estate investment trusts, regulated investment companies, or persons who hold Notes as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, that may be subject to special rules. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or any estate and gift tax laws applicable to U.S. and non-U.S. holders.

If you are considering the purchase of a Note, you should consult your own tax advisors as to the particular tax consequences to you of acquiring, holding or disposing of the Notes, including the effect and applicability of state, local or foreign tax laws.

As used in this discussion, the term U.S. holder means a holder of a Note that is:

•	for United States federal income tax purposes, a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state or political subdivision thereof or other entity characterized as a domestic corporation or partnership for federal income tax purposes;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or a trust that has a valid election in place to be treated as a United States trust.

For the purposes of this discussion, a non-U.S. holder means any holder other than a U.S. holder.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. The tax treatment of a partnership that holds a Note, and the tax treatment of any partner in such a partnership, is not addressed in this discussion. A holder of a Note that is a partnership and any partners in such partnership should consult their tax advisors.

CHARACTERIZATION OF THE NOTES

The federal income tax consequences of owning Notes are dependent upon the characterization of the Notes as debt of Eliason Funding Corporation for federal income tax purposes, rather than as equity interests in Eliason Funding Corporation. It is the opinion of our tax counsel, Foley & Lardner LLP that the Notes will be treated as debt for U.S. federal income tax purposes. Such opinion is based on facts described in this prospectus and on various other factual assumptions, agreements, assurances and representations. Any alteration or breach of such facts, assumptions, agreements, assurances or representations could adversely affect such opinion. It should be noted, however, that the opinion of counsel is not binding on the IRS or the courts, and no ruling on this issue has been requested from the IRS.

The determination of whether an instrument is properly classified as debt or equity for U.S. federal income tax purposes is based on all relevant facts and circumstances. There is no clear statutory definition of debt or equity for this purpose, and the characterization of an instrument as debt or equity is governed by principles developed in case law, which analyzes numerous factors (no one of which, or any combination of which, is generally found to be determinative, or given any specified weight) that are intended to identify the formal characteristics of, and the economic substance of, an investor’s interest in the issuer.

In the event the Notes are treated as equity interests in Eliason Funding Corporation, we would lose our QSub status and be treated as a taxable C corporation for federal income tax purposes. Payments of interest and principal on the Notes in this case would generally be treated as corporate distributions and dividends to the extent Eliason Funding Corporation has current or accumulated earnings and profits. Distributions and dividends are not deductible by corporations. Thus, payments on the Notes would not be deductible by Eliason Funding Corporation if the Notes were deemed to be equity interests. The inability to deduct payments as interest would increase Eliason Funding Corporation’s taxable income and federal income tax liability. This would generally reduce the amount of cash available for payments on the Notes.

In addition to the above, treatment of the Notes as equity interests could have other adverse effects on some holders. For example, payments on the Notes to non-U.S. holders could be subject to federal income tax withholding and possibly constitute unrelated business taxable income to some tax-exempt entities, including pension funds and some retirement accounts. Moreover, the treatment of the Notes as equity interests could cause the timing and amount of income that accrues to holders of Notes to be different from that described below.

Because of these potential adverse effects, you are urged to consult your own tax advisors as to the tax consequences that may apply to your particular situation in the event the Notes are re-characterized as equity interests and as to the likelihood the Notes could be so re-characterized. The remainder of these U.S. federal income tax considerations will apply if the Notes are properly treated as debt for U.S. federal income tax purposes.

FEDERAL INCOME TAX TREATMENT OF ELIASON FUNDING CORPORATION

Eliason, Inc. elected to treat Eliason Capital Group, Inc. and Eliason Funding Corporation as qualified subchapter S subsidiaries (referred to as “QSubs”) effective as of September 23, 2004. This election is only available with respect to wholly-owned subsidiaries of a subchapter S corporation that are eligible domestic corporations. A QSub election can be made for a chain of subsidiaries. Once a first-tier subsidiary becomes a QSub, the subchapter S corporation is treated as owning directly all of the assets of the first-tier subsidiary, which in this case includes stock of a second-tier subsidiary held by such first-tier subsidiary, and therefore may make a QSub election with respect to the second-tier subsidiary. Therefore, Eliason, Inc. was able to make a QSub for both Eliason Capital Group, Inc. (a first-tier subsidiary) and Eliason Funding Corporation (a second-tier subsidiary).

After the QSub elections become effective, the separate existence of the QSubs is generally disregarded for federal income tax purposes as long as the QSub election remains in effect. All assets, liabilities and items of income, deduction and credit of the QSubs are treated as assets, liabilities and items of income, deduction and credit of Eliason, Inc.

TAXATION OF U.S. HOLDERS

STATED INTEREST. Under general federal income tax principles, you must include stated interest in income as ordinary income in accordance with your method of tax accounting. Accordingly, if you are using the accrual method of tax accounting, you must include stated interest in income as it accrues. If you are using the cash method of tax accounting, you must include stated interest in income as it is actually or constructively received. We do not anticipate that the original issue discount rules will apply to the holders of the Notes. However, if applicable, the original issue discount rules generally require the holder to accrue currently the issue discount in income over the term of the Note as interest income.

Payments of interest to taxable holders of Notes will generally constitute portfolio and not passive activity income for the purposes of the passive activity loss limitations of the Code. Accordingly, income arising from payment on the Notes will not be subject to offset by losses from passive activities of a holder. Interest income attributable to the Notes may be offset by investment expense deductions, subject to the limitation that individual investors may only deduct miscellaneous itemized deductions, including investment expenses, to the extent these deductions exceed 2% of the investor’s adjusted gross income.

DISPOSITION OF NOTES. In general, you will recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note measured by the difference between (1) the amount of cash and the fair market value of property received, excluding any portion of the payment that is attributable to accrued and unpaid interest on the Notes which will be taxed as interest income, and (2) your adjusted basis in the Note. The gain or loss generally will be long-term capital gain or loss, provided that the Note was a capital asset in the hands of the holder and was held for more than one year. Non-corporate taxpayers generally are subject to a current maximum federal income tax rate of 15% on net long-term capital gains. The market discount rules, which apply to previously issued notes that are purchased at a price less than its stated redemption at maturity, may require a holder to treat as ordinary income any gain recognized on the disposition of a Note to the extent of accrued market discount, unless the holder has elected to include accrued market discount in income currently. The market discount rules are beyond the scope of this tax discussion which addresses only original purchasers of the Notes.

The terms of the Notes may be modified upon the consent of a specified percentage of holders and, in some instances, without consent of the holders. In addition, the Notes may be assumed upon the occurrence of specific transactions involving Eliason Funding Corporation. The modification or assumption of a Note could, in some instances, give rise to a deemed exchange of a Note for a new debt instrument for federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, you could realize gain or loss.

CONSIDERATIONS FOR TAX-EXEMPT HOLDERS OF NOTES

Holders of Notes that are tax-exempt entities, including charitable corporations, pension, profit sharing or stock bonus plans, Keogh plans, individual retirement accounts and some other employee benefit plans are subject to federal income tax on unrelated business taxable income. For example, net income derived from the conduct of a trade or business regularly carried on by a tax-exempt entity or by a partnership in which it is partner is treated as unrelated business taxable income.

A $1,000 special deduction is allowed in determining the amount of unrelated business taxable income subject to tax. Tax-exempt entities taxed on their unrelated business taxable income are also subject to the alternative minimum tax for items of tax preference which enter into the computation of unrelated business taxable income.

In general, interest income does not constitute unrelated business taxable income. However, under the debt-financed property rules, if tax-exempt holders of Notes finance the acquisition or holding of Notes with debt, interest on the Notes will be taxable as unrelated business taxable income in proportion to the acquisition debt on the Notes. The Notes will be treated as debt-financed property if the debt was incurred to acquire the Notes or debt was incurred after the acquisition of the Notes so long as the debt would not have been incurred but for the acquisition and, at the time of the acquisition, the incurrence of the debt was foreseeable.

NON-U.S. HOLDERS

The following discussion is a summary of the principal U.S. federal income consequences resulting from the ownership of the Notes by non-U.S. holders. However, application of the U.S. federal income tax rules associated with non-U.S. holders is complex and factually sensitive. Therefore, if you could be considered to be a non-U.S. holder, you are urged to consult your own tax advisors with respect to the application of the federal income tax rules to your particular situation.

PAYMENTS OF INTEREST TO NON-U.S. HOLDERS. Subject to the discussion below under “Backup Withholding and Information Reporting,” payments of interest to a non-U.S. holder generally should be considered “portfolio interest” and should not be subject to United States federal withholding tax, provided that (1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of voting stock of Eliason Funding Corporation, (2) the non-U.S. holder is not a controlled foreign corporation that is related to Eliason Funding Corporation, actually or constructively, through stock ownership, (3) the beneficial owner of the Note complies with the certification requirements, including delivery of a statement, signed by the holder under penalties of perjury, certifying that the holder is a foreign person and provides its name and address, and (4) the interest is not effectively connection with the conduct of a trade or business in the United States.

Any interest earned on a Note, and any gain realized on a sale or other disposition (including a redemption) of a Note, that is effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder will be subject to U.S. federal income tax at regular graduated rates (and, if the non-U.S. holder is classified as a corporation for U.S. federal income tax purposes, may also be subject to a U.S. branch profits tax). Interest that is effectively connected with a U.S. trade or business of the non-U.S. holder will not be subject to U.S. federal income tax withholding, however, if the non-U.S. holder furnishes a properly completed Form W-8ECI.

If a Note is held through a securities clearing organization or other specified financial institutions (an “Intermediary”), the Intermediary may provide the relevant signed statement; in that case, however, unless the Intermediary is a “qualified” intermediary as defined under the Code, the signed statement provided by the Intermediary must be accompanied by a copy of a valid Form

W-8BEN provided by the non-U.S. beneficial holder of the Note.

Payments of interest not exempt from United States federal withholding tax as described above will be subject to a withholding tax at the rate of 30%, subject to reduction under an applicable income tax treaty. To claim a reduced rate under a treaty, it is necessary to provide a properly executed Form W-BEN. You should consult your own tax advisor to determine the effects of the application of the United States federal withholding tax to your particular situation.

DISPOSITION OF THE NOTES BY NON-U.S. HOLDERS. Subject to the discussion below under “Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to United States federal income tax, and generally no tax will be withheld, with respect to gains realized on the disposition of a Note, unless (1) the gain is effectively connected with a United States trade or business conducted by the non-U.S. holder, (2) the non-U.S. holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition or (3) the non-U.S. holder is an individual who has a “tax home” in the United States and the gain is attributable to an office or other fixed place of business maintained in the United States by the individual. Federal withholding tax may be reduced or eliminated by an applicable treaty.

NON-U.S. HOLDERS SUBJECT TO U.S. INCOME TAXATION. If interest and other payments received by a non-U.S. holder with respect to the Notes, including proceeds from the disposition of the Notes, are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, or the non-U.S. holder is otherwise subject to United States federal income taxation on a net basis with respect to the holder’s ownership of the Notes, or are individuals that have by operation of law become residents in the United States for federal income tax purposes, the non-U.S. holder generally will be subject to the rules described above applicable to U.S. holders of Notes, subject to any modification provided under an applicable income tax treaty. These non-U.S. holders may also be subject to the “branch profits tax,” if the holder is a corporation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Payments of principal and interest to U.S. holders generally will be subject to information reporting. In addition, non-corporate U.S. holders may be subject to backup withholding under Code Section 3406 at a rate of 28% (current rate) on payments of principal and interest on, and the proceeds of the disposition of, the Notes. In general, backup withholding will be imposed on a U.S. holder only if (1) the U.S. holder fails to furnish its taxpayer identification number (“TIN”), which, for an individual, would be his or her Social Security number, or furnishes an incorrect TIN, (2) the IRS notifies Eliason Funding Corporation that the holder has failed to report payments of interest or dividends or that the U.S. holder has furnished an incorrect TIN, or (3) under some circumstances, the U.S. holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and is exempt from backup withholding with respect to interest and dividends. You should consult your tax advisors regarding your qualification for exemption from backup withholding and the procedure for obtaining an exemption, if applicable.

Backup withholding generally will not apply to payments made to a non-U.S. holder of a Note who provides the certification that it is a non-U.S. holder, and the payor does not have actual knowledge that a certificate is false, or otherwise establishes an exemption from backup withholding. Payments by a United States office of a broker of the proceeds of a disposition of the Notes generally will be subject to backup withholding at a rate of 30% unless the non-U.S. holder certifies it is a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. Specific information reporting and backup withholding rules apply where the disposition occurs outside the United States.

The amount of any backup withholding imposed on a payment to a holder of a Note will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

STATE TAXES

We make no representations regarding the tax consequences of the purchase, ownership or disposition of the Notes under the tax laws of any state. You should consult your own tax advisors regarding these state tax consequences.

ERISA CONSIDERATIONS

GENERAL. The following describes certain consequences under the ERISA and the Code that a fiduciary of an “employee benefit plan” (as defined in and subject to ERISA), or of a “plan” (as defined in Section 4975 of the Code), who has investment discretion (a “Plan Fiduciary”), should consider before deciding to invest the plan’s assets in the Notes. The provisions of ERISA and the Code are very complex and are subject to extensive and continuing administrative and judicial review and interpretation. The following discussion of certain ERISA and Code provisions is general in nature and could be affected by future administrative rulings and judicial decisions. Before investing in the Notes, each Plan Fiduciary should consult with its legal counsel about the relevant considerations under ERISA and the Code associated with the purchase and ownership of the Notes.

In general, the terms “employee benefit plan” and “plan” refer to any plan or account of various types (including any related trust) that provides welfare benefits or retirement benefits to an individual or to an employer’s employees and their beneficiaries. Some employee benefit plans, such as governmental plans and church plans, if no election has been made under Section 410(d) of the Code, are not subject to the restrictions of Title I of ERISA, and assets of these plans may be invested in the Notes without regard to the ERISA considerations described below, subject to other applicable federal and state law. However, any governmental or church plan which is qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code is subject to the prohibited transaction rules under Section 4975 of the Code, which are described below.

GENERAL FIDUCIARY REQUIREMENTS. In considering an investment in the Notes, a Plan Fiduciary should determine whether the investment would be consistent with the plan’s objectives and would be in accordance with the documents governing the plan and the Plan Fiduciary’s responsibilities under ERISA and the Code, such as the requirements that: (i) the investment of plan assets be made in a prudent manner and exclusively in the interest of plan participants and beneficiaries, (ii) the plan assets be diversified unless it is clearly prudent not to do so, and (iii) the plan be sufficiently liquid to provide benefits for plan participants and beneficiaries. Under ERISA, a Plan Fiduciary will be liable for any loss resulting from a breach of its fiduciary duty and, under certain circumstances, for any loss resulting from a breach by any of its co-fiduciaries. In addition, Section 502(i) of ERISA requires the Secretary of the United States Department of Labor (“Labor”) to assess a civil penalty against a Plan Fiduciary who breaches any fiduciary responsibility under, or commits any other violation of, part 4 of Title I of ERISA, or any other person who knowingly participates in the breach or violation.

PROHIBITED TRANSACTIONS. Section 406 of ERISA and Section 4975 of the Code (which also applies to individual retirement accounts that are not considered part of an employee benefit plan subject to the fiduciary rules of ERISA) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. Section 4975 of the Code imposes excise taxes on disqualified persons who engage in non-exempt prohibited transactions, and, in some cases, a civil penalty may be assessed under Section 502(i) of ERISA, on parties in interest which engage in non-exempt prohibited transactions. Accordingly, in addition to considering whether the purchase and ownership of the Notes would be a non-exempt prohibited transaction, a Plan Fiduciary should consider whether the assets of an investing employee benefit plan include only the Notes or whether a plan investing in the Notes is also deemed to own an undivided interest in the our assets. If our assets were deemed to be “plan assets,” the plan’s investment in the Notes might be deemed to constitute an improper delegation under ERISA of the duty to manage “plan assets” by the Plan Fiduciary and certain transactions involved in our operations might be deemed to constitute direct or indirect prohibited transactions under Section 406 of ERISA and Section 4975 of the Code.

Neither ERISA nor the Code defines “plan assets”. Labor has issued final regulations concerning the definition of what constitutes the assets of a plan for purposes of ERISA and the prohibited transaction provisions of the Code. The plan asset regulations describe the circumstances in which the assets of an entity in which a plan invests will be considered to be “plan assets” so that any person who exercises control over the assets would be subject to ERISA’s fiduciary standards. Generally, under the plan asset regulations, when a plan invests in another entity, the plan’s assets do not include, solely by reason of the investment, any of the underlying assets of the entity. However, under the plan asset regulations, if a plan acquires an “equity interest” in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the assets of the entity will be treated as assets of the plan investor unless exceptions apply.

If the Notes were deemed to be equity interests for this purpose and no statutory, regulatory or administrative exception were available, we could be considered to hold plan assets by reason of a plan’s investment in the Notes. These plan assets would include an undivided interest in any assets held by us. In this case, providers of services to us may be parties in interest with respect to the plans, subject to the fiduciary responsibility provisions of Title I of ERISA, including the prohibited transaction provisions of Section 406 of ERISA, and to Section 4975 of the Code with respect to transactions involving our assets.

Under the plan asset regulations, the term “equity interest” is defined as any interest in an entity other than an instrument that is treated as indebtedness under “applicable local law” and which has no “substantial equity features.” Although the plan asset regulations are silent with respect to the question of which law constitutes “applicable local law” for this purpose, Labor has stated that this determination should be made under the state law governing interpretation of the instrument in question. In the preamble to the plan asset regulations, Labor declined to provide a precise definition of what features are “equity features” or the circumstances under which the features would be considered “substantial,” noting that the question of whether a plan’s interest has “substantial equity features” is an inherently factual one, but that in making that determination it would be appropriate to take into account whether the equity features are such that a plan’s investment would be a practical vehicle for the indirect provision of investment management services. We believe that the Notes will be classified as indebtedness without “substantial equity features” for ERISA purposes. However, if, contrary to our belief that the Notes constitute indebtedness, the Notes are deemed to be equity interests or a partnership among the holders of Notes and us and no statutory, regulatory or administrative exemption applies, we or the deemed partnership could be considered to hold plan assets by reason of a plan’s investment in the Notes.

Depending on the relevant facts and circumstances, prohibited transaction exemptions may apply to the purchase or holding of the Notes — for example, Prohibited Transaction Class Exemption (“PTE”) 96-23, which exempts some transactions effected on behalf of a plan or by an “in-house asset manager”; PTE 95-60, which exempts some transactions between insurance company general accounts and parties in interest; PTE 91-38, which exempts some transactions between bank collective investment funds and parties in interest; PTE 90-1, which exempts some transactions between insurance company pooled separate accounts and parties in interest; or PTE 84-14, which exempts some transactions effected on behalf of a plan by a “qualified professional asset manager.” However, there can be no assurance that any of these exemptions will apply with respect to any plan’s investment in the Notes, or that the exemption, if it did apply, would apply to all prohibited transactions that may occur in connection with the investment.

Any Plan Fiduciary considering whether to purchase any Notes on behalf of a plan should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code to the investment. Before purchasing any Notes, a Plan Fiduciary should make its own determination as to whether we, as borrower on the Notes, are a party in interest with respect to the plan, the availability of the exemptive relief provided in the plan asset regulations and the availability of any other prohibited transaction exemptions. In addition, purchasers that are insurance companies should consult their own ERISA counsel with respect to their fiduciary responsibilities associated with their purchase and ownership of the Notes.

PLAN OF DISTRIBUTION

OFFERING OF NOTES

We are offering up to $21,000,000 in principal amount of Notes on a continuous best-efforts basis. The Notes will be sold at their face value. You must purchase at least $5,000 in principal amount of Notes. Additional amounts may be purchased in increments of $1,000. Depending on market and financial conditions, our board of directors, without approval of the Note holders, may increase or decrease the minimum purchase requirement at any time and may change the interest. There is no minimum amount of Notes that must be sold before we use the proceeds. Proceeds will not be returned to investors if we sell less than all of the $21,000,000 in Notes being offered in this prospectus.

Our officers, directors and other affiliates may purchase Notes in this offering, however, they have indicated no present plans to purchase Notes.

MARKETING ARRANGEMENTS

We intend to sell the Notes through our directors and officers, none of whom will receive any commission for the sale of the Notes. Our directors and officers are expected to assist us in the offering as follows: (1) in conducting informational meetings for subscribers and other potential purchasers; (2) in keeping records of all subscriptions; and (3) in training and educating our employees regarding the mechanics and regulatory requirements of the offering process. We may reimburse our directors and officers for reasonable out-of-pocket expenses actually incurred, including expenses related to attorneys’ fees and costs incurred in connection with their activities described above. We expect to agree to indemnify our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments it may be required to make in respect of those liabilities.

We expect to employ a range of marketing activity in connection with this offering. We will utilize print and radio advertising. In addition, we believe that word-of-mouth referrals will be the primary factor in attracting note purchasers to the Notes offered in this prospectus. We will also use our relationships with high net worth individuals to identify and take advantage of strategic marketing opportunities.

Our directors and officers will rely on the safe harbor from broker dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. We believe that our directors and officers qualify for the Rule 3a4-1 protection because:

•	no director or officer is subject to a statutory disqualification (as defined in Section 3(a)(39) of the Securities Act of 1933, as amended); and

•	no person associated with us will receive any compensation or other remuneration in connection with this offering.

In addition, none of our directors or officers will participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Rule 3a4-1(a)(4)(i) or (iii). Following termination of the offering, we expect that our directors and officers will continue to primarily perform substantial duties for us or on our behalf otherwise than in connection with transactions in securities. Our directors and officers may be deemed to be underwriters of your offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.

LEGAL MATTERS

The legality of the Notes offered by this prospectus is being passed upon for us by the law firm of Foley & Lardner LLP, Madison, Wisconsin.

EXPERTS

The audited financial statements of Eliason Funding Corporation for the year ended December 31, 2005 and for the period from April 13, 2004 to December 31, 2004, appearing in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as contained in their report in the financial statements appearing elsewhere in this prospectus and are included in this prospectus in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act of 1933 for the Notes being offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC. For further information about us and the Notes offered, see the registration statement and the exhibits filed with it. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it.

We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. Copies of the registration statement and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC in Washington, D.C. upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like us, that file electronically with the SEC at the following Internet address: (http://www.sec.gov). We do not intend to furnish the holders of the Notes with annual reports.

INDEX TO FINANCIAL STATEMENTS

ELIASON FUNDING CORPORATION

ELIASON FUNDING CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	March 31, 2006 Unaudited	December 31, 2005 Audited
ASSETS
Cash and cash equivalents	$177,903	$370,472
Prepaid expenses and other assets	20,800	—
Notes receivable - related party	1,644,867	1,249,867

Total assets	$1,843,570	$1,620,339

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Current liabilities:
Accounts payable and accrued expenses	$40,795	$27,003

Total current liabilities	40,795	27,003

Notes payable - long-term	1,812,500	1,558,000

Stockholder’s (deficit) equity:
Common stock	10	10
Additional paid in capital	424,990	404,990
Accumulated deficit	(434,725)	(369,664)

Total stockholder’s (deficit) equity	(9,725)	35,336

Total liabilities and stockholder’s (deficit) equity	$1,843,570	$1,620,339

See accompanying notes.

ELIASON FUNDING CORPORATION

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Revenues:
Interest income	$46,641	$63

Total revenues	46,641	63
Expenses:
Legal and accounting	35,116	35,813
Advertising	19,832	3,043
Administrative	21,290	15,015
Interest	35,464	—

Total expenses	111,702	53,871

NET LOSS	$(65,061)	$(53,808)

See accompanying notes.

ELIASON FUNDING CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER’S (DEFICIT) EQUITY

(Unaudited)

For the Three Months Ended March 31, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance December 31, 2005	$10	$404,990	$(369,664)	$35,336
Additional paid in capital	—	20,000	—	20,000
Net loss	—	—	(65,061)	(65,061)

Balance March 31, 2006	$10	$424,990	$(434,725)	$(9,725)

For the Three Months Ended March 31, 2005

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2004	$10	$99,990	$(81,085)	$18,915
Additional paid in capital	—	10,000	—	10,000
Net loss	—	—	(53,808)	(53,808)

Balance March 31, 2005	$10	$109,990	$(134,893)	$(24,893)

See accompanying notes.

ELIASON FUNDING CORPORATION

STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Cash flows from operating activities:
Net loss	$(65,061)	$(53,808)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in:
Prepaid expenses and other assets	(20,800)	—
Notes receivable - related party	(395,000)	—
Accounts payable and accrued liabilities	13,792	16,564

Net cash used in operating activities	(467,069)	(37,244)

Cash flows from financing activities:
Proceeds from issuance of notes payable	254,500	—
Contribution of capital	20,000	10,000

Net cash provided by financing activities	274,500	10,000

NET DECREASE IN CASH AND CASH EQUIVALENTS	(192,569)	(27,244)

Cash and cash equivalents at beginning of period	370,472	35,015

Cash and cash equivalents at end of period	$177,903	$7,771

Supplemental disclosures of cash flow information:

Cash paid during the three months for:
Interest	$35,917	$—

See accompanying notes.

ELIASON FUNDING CORPORATION

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

(Unaudited)

NOTE A – ORGANIZATION AND PRESENTATION

Eliason Funding Corporation is a State of Wisconsin Corporation that is headquartered in St. Germain, Wisconsin. The Company provides financing to affiliated entities through the issuance of public debt.

The financial statements presented herein are based on interim amounts. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006 and for all periods presented have been made. The loss from operations for the period ended March 31, 2006 is not necessarily indicative of the operating results for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2.	Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with maturities of 90 days or less.

3.	Income Taxes

The Company has elected, for Federal and state income tax purposes, to be treated as Qualified S-Corporation subsidiary under the provisions of the Internal Revenue Code. Accordingly, the Company’s taxable income is included in the tax return of its parent company, Eliason, Inc.

4.	Revenue Recognition

The Company recognizes interest income on notes receivable as it is earned.

5.	Notes Receivable

The Company records notes receivable at their stated value as disclosed on the face of the note.

6.	Notes Payable

The Company records notes payable at their stated value as disclosed on the face of the note.

7.	Advertising

The Company expenses advertising as incurred.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.	Fair Value

All cash and cash equivalents and notes receivable - related party are financial assets with a carrying value that approximates fair market value. All accounts payable and accrued expenses and notes payable are financial assets with a carrying value that approximates fair market value.

NOTE C – NOTES RECEIVABLE - RELATED PARTY

As of March 31, 2006, the Company had $1,644,867 in outstanding notes receivable from a related party.

$1,249,867 was loaned in several notes to Eliason 1031 Properties Corporation (related party through common ownership) for the purchase of an apartment complex in Metropolitan Atlanta, Georgia. The notes bear interest at 12% per annum with interest payments due quarterly. The notes have a stated due date of September 21, 2006, but are callable at anytime by the Company. The notes are guaranteed by the stockholders of the related party.

$395,000 was loaned in several notes to Eliason 1031 Properties Corporation for the purchase of an apartment complex in Mebane, North Carolina. The notes bear interest at 12.5% per annum with interest payments due quarterly. The notes have a stated due date of December 31, 2006, but are callable at anytime by the Company. The notes are guaranteed by the stockholders of the related party.

NOTE D – RELATED PARTY TRANSACTIONS

The Company has a Management Services agreement with Eliason, Inc. (a related party through common ownership) as described below. The agreement calls for payments of $5,000 per month for management and accounting services. The agreement is automatically renewed on an annual basis unless notification is provided thirty days prior to the end of the year. Through March 31, 2006 a total of $15,000 has been expensed under this agreement.

Notes receivable - related party consists of the following at March 31, 2006:

Eliason 1031 Properties Corporation	$1,644,867

Eliason, Inc. through subsidiaries is the parent Company of both Eliason 1031 Properties Corporation and Eliason Funding Corporation.

The notes receivable from Eliason 1031 Properties Corporation (see Note C) bear interest at varying amounts between 12% and 12.5% per annum with interest payments due quarterly. The notes mature in varying amounts between September and December 2006, but the notes are callable at any time by the Company. The notes are guaranteed by the stockholders of the related party.

On January 13, 2005, the Company entered into a Contribution Agreement with Eliason, Inc., Eliason Capital Group, Inc. and Brian Eliason and David Eliason (related parties through common ownership). Under the agreement, the related parties have agreed to fund the obligations of the Company as necessary.

The Company leases office space from Eliason Financial Group, LLC (related party through common ownership). The lease is on a month-to-month basis at $200 per month beginning in August 2005. Rent expense was $600 under the terms of the lease for the three months ended March 31, 2006.

NOTE E – NOTES PAYABLE

As of March 31, 2006, the Company had outstanding notes payable of $1,812,500. These notes were issued under a public debt offering beginning August 19, 2005. The debt offering remains open at management’s discretion. There are four classes of notes based upon their maturity from issuance. The classes are Two-Year, Five-Year, Seven-Year and Ten-Year notes with terms as follows:

Class	Maximum Principal	Maturity	Rate	Notes Issued
2-Year	$4,000,000	2 years from the 1st day of month of issuance	5.5%	$125,000
5-Year	$5,000,000	5 years from the 1st day of month of issuance	6.5%	105,000
7-Year	$6,000,000	7 years from the 1st day of month of issuance	7.5%	5,000
10-Year	$6,000,000	10 years from the 1st day of month of issuance	9.0%	1,577,500

				$1,812,500

Future maturities consist of the following at March 31, 2006:

March 31, 2007	$—
March 31, 2008	125,000
March 31, 2009	—
March 31, 2010	—
March 31, 2011	105,000
Thereafter	1,582,500

$1,812,500

NOTE F – SUBSEQUENT EVENTS

From March 31, 2006 through April 25, 2006 the Company sold $115,000 in additional notes to the public. These notes consist of $65,000 in Five-Year Notes and $50,000 in Ten-Year Notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Eliason Funding Corporation

We have audited the accompanying statements of financial condition of Eliason Funding Corporation as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder’s equity, and cash flows for the year ended December 31, 2005 and for the period from April 13, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Eliason Funding Corporation as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the period from April 13, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Milwaukee, Wisconsin

March 13, 2006

ELIASON FUNDING CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2005	2004
ASSETS
Cash and cash equivalents	$370,472	$35,015
Notes receivable – related party	1,249,867	—

Total assets	$1,620,329	$35,015

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued expenses	$27,003	$16,100

Total current liabilities	27,003	16,100

Note Payable	1,558,000	—

Commitments and contingencies

Stockholder’s equity:

Common Stock - $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	404,990	99,990
Accumulated deficit	(369,664)	(81,085)

Total stockholder’s equity	35,336	18,915

Total liabilities and stockholder’s equity	$1,620,339	$35,015

The accompanying notes to financial statements are an integral part of these statements.

ELIASON FUNDING CORPORATION

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2005	For the period from April 13, 2004 (date of inception) through December 31, 2004
Revenues:
Interest income	$30,503	$96

Total revenues	30,503	96

Expenses:
Legal and accounting	172,197	65,019
Advertising	37,435	—
Administrative	80,975	16,162
Interest expense	28,475	—

Total expenses	319,082	81,181

NET LOSS	$(288,579)	$(81,085)

The accompanying notes to financial statements are an integral part of these statements.

ELIASON FUNDING CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

For the Year Ended December 31, 2005 and

For the Period From Inception (April 13, 2004) Through December 31, 2004

	Common stock	Additional paid in capital	Accumulated deficit	Total
Balance at inception (April 13, 2004)	$—	$—	$—	$—

Issuance of common stock	10	99,990	—	100,000
Net loss	—	—	(81,085)	(81,085)

Balance December 31, 2004	10	99,990	(81,085)	18,915

Contribution of capital	—	305,000	—	305,000
Net loss	—	—	(288,579)	(288,579)

Balance at December 31, 2005	$10	$404,990	$(369,664)	$35,336

The accompanying notes to financial statements are an integral part of these statements.

ELIASON FUNDING CORPORATION

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2005	For the period from April 13, 2004 (date of inception) through December 31, 2004
Cash flows from operating activities:
Net loss	$(288,579)	$(81,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in:
Notes receivable-related party	(1,249,867)	—
Accounts payable and accrued liabilities	10,903	16,100

Net cash used in operating activities	(1,527,543)	(64,985)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,558,000	—
Issuance of common stock	—	100,000
Contribution of capital	305,000	—

Net cash provided by financing activities	1,863,000	100,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	335,457	35,015

Cash and cash equivalents at beginning of period	35,015	—

Cash and cash equivalents at end of period	$370,472	$35,015

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest	$27,536	$—

The accompanying notes to financial statements are an integral part of these statements.

ELIASON FUNDING CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE A - ORGANIZATION AND PRESENTATION

Eliason Funding Corporation (“Company”) is a State of Wisconsin Corporation that is headquartered in St. Germain, Wisconsin and is a wholly owned subsidiary of Eliason Capital Group, Inc. The Company was established for the sole purpose of originating loans to affiliated entities for the purchase and acquisition of multi-family and commercial real estate within the United States. The Company raises the funds it lends through the issuance of public debt.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with maturities of 90 days or less.

3. Income Taxes

The Company has elected, for Federal and state income tax purposes, to be treated as a Qualified S-Corporation subsidiary under the provisions of the Internal Revenue Code. Accordingly, the Company’s taxable income is included in the tax return of its parent company, Eliason, Inc. There are no significant book to tax differences at December 31, 2005 and 2004.

4. Revenue Recognition

The Company recognizes interest income on notes receivable as it is earned.

5. Notes Receivable

The Company records notes receivable at their stated value as disclosed on the face of the note.

6. Notes Payable

The Company records notes payable at their stated value as disclosed on the face of the note.

7. Advertising

The Company expenses advertising as incurred.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8. Fair Value

All cash and cash equivalents and notes receivable - related party are financial assets with a carrying value that approximates fair market value. All accounts payable and accrued expenses and notes payable are financial assets with a carrying value that approximates fair market value.

NOTE C - NOTES RECEIVABLE - RELATED PARTY

During 2005, $1,249,867 was loaned to Eliason 1031 Properties Corporation for the purchase of an apartment complex in Metropolitan Atlanta, Georgia. This amount is comprised of three notes which bear interest at 12% per annum with interest payments due quarterly. The notes have a stated due date of September 21, 2006, but are callable at anytime by the Company. The notes are guaranteed by the stockholders of the related entities.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has a Management Services Agreement with Eliason, Inc. (a related party through common ownership). The agreement calls for payments of $5,000 per month for management and accounting services. The agreement is automatically renewed on an annual basis unless notification is provided thirty days prior to the end of the year. The Company has expensed $60,000 and $16,100 under this agreement for the year ending December 31, 2005 and for the period from inception (April 13, 2004) through December 31, 2004.

The Company has accounts payable and accrued expenses due to Eliason, Inc of $936 and $16,100 at December 31, 2005 and 2004.

Notes receivable - related party consists of the following at December 31, 2005:

Eliason 1031 Properties Corporation	$1,249,867

Eliason, Inc., through subsidiaries, is the parent company of both Eliason 1031 Properties Corporation and Eliason Funding Corporation.

The notes receivable from Eliason 1031 Properties Corporation (see Note C) bears interest at 12% per annum and interest payments are due quarterly. The notes have a stated due date of September 21, 2006, but the notes are callable at any time by the Company. The notes are guaranteed by the stockholders of the related entities.

On January 13, 2005, the Company entered into a Contribution Agreement with Eliason, Inc., Eliason Capital Group, Inc. and Brian Eliason and David Eliason (related parties through common ownership). Under the agreement, the related parties have agreed to fund the obligations of the Company as necessary.

The Company leases office space from Eliason Financial Group, LLC (related party through common ownership). The lease is on a month-to-month basis at $200 per month beginning in August 2005. Rent expense was $1,000 under the terms of the lease for the year ended December 31, 2005.

NOTE E - NOTES PAYABLE

As of December 31, 2005, the Company had outstanding notes payable of $1,558,000. These notes were issued under a public debt offering effective August 19, 2005. The debt offering remains open at management’s discretion. There are four classes of notes based upon their maturity from issuance. The classes are Two-Year, Five-Year, Seven-Year and Ten-Year notes with terms as follows:

Class	Maximum Principal	Maturity	Rate	Notes Issued
2-Year	$4,000,000	2 years from the 1st day of month of issuance	5.5%	$115,000
5-Year	$5,000,000	5 years from the 1st day of month of issuance	6.5%	105,000
7-Year	$6,000,000	7 years from the 1st day of month of issuance	7.5%	5,000
10-Year	$6,000,000	10 years from the 1st day of month of issuance	9.0%	1,333,000

				$1,558,000

Future maturities consist of the following at December 31, 2005:

2006	$—
2007	115,000
2008	—
2009	—
2010	105,000
Thereafter	1,338,000

$1,558,000

NOTE F - SUBSEQUENT EVENTS

On February 28, 2006, the Company received a $20,000 capital contribution from its parent Eliason Capital Group, Inc.

From January 1, 2006 through March 27, 2006, the Company sold $254,500 in additional notes to the public. These notes consist of $10,000 in Two-Year notes and $244,500 in Ten-Year notes.

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell these securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

UP TO

$21,000,000

ELIASON FUNDING CORPORATION

NOTES

PROSPECTUS

                    , 2006

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Wisconsin Business Corporation Law and our Bylaws, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to us and such breach or failure constituted:

(a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;

(b) a violation of the criminal law unless the director or officer had reasonably cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

(c) a transaction from which the director or officer derived an improper personal profit; or willful misconduct.

The Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance or expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

Under certain circumstances, we are required to advance expenses for the defense of any action for which indemnification may be available. We also intend to purchase director and officer liability insurance against certain claims and liabilities which may be made against our former, current or future directors or officers.

The indemnification provided by the Wisconsin Business Corporation Law and our By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

We will pay all expenses in connection with the registration and sale of the Notes specified in this prospectus. The estimated expenses of issuance and distribution are set forth below.

SEC Registration Fees	$2,471.70
Blue Sky Qualification Fees and Expenses*	5,000.00
Trustee Fees*	11,500.00
Legal Fees*	167,000.00
Accounting Fees*	15,000.00
Printing Fees*	36,000.00
Miscellaneous*	1,028.30

Total	$238,000.00

*	Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

On September 23, 2004, we sold for an aggregate amount of $100,000, one thousand (1,000) shares of our common stock, par value $.01 per share, to Eliason Capital Group, Inc. at a price of $100 per share pursuant to the terms of a Contribution Agreement, among David J. Eliason, Brian E. Eliason, Eliason, Inc., Eliason Capital Group, Inc. and Eliason Funding Corporation. Eliason Capital Group, Inc. is owned by Eliason, Inc. which is owned by Brian Eliason and David Eliason, who are directors and officers of ours.

We relied upon the exemption provided in Section 4(2) of the Securities Act and/or Rule 506 thereunder, which cover “transactions by an issuer not involving any public offering,” to issue securities discussed above without registration under the Securities Act of 1933. We made a determination in each case that the person to whom the securities were issued did not need the protection that registration would afford. We believe that the investors to whom securities were issued had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment. We also believe that the investors had access to the same type of information as would be contained in a registration statement. The certificates representing the securities issued displayed a restrictive legend to prevent transfer except in compliance with applicable laws, and our transfer agent was instructed not to permit transfers unless directed to do so by us, after approval by our legal counsel.

ITEM 27. EXHIBITS

The following is a list of exhibits filed with this Registration Statement:

Exhibit No.	Description
3.01	Articles of Incorporation of Eliason Funding Corporation*

3.02	Bylaws of Eliason Funding Corporation*

4.01	Form of Indenture*

4.02	Form of Subscription Agreement

5.01	Opinion and Consent of Foley & Lardner LLP

8.01	Opinion on Tax Matters and Consent of Foley & Lardner LLP

10.01	Management Agreement dated as of October 31, 2004 between Eliason Funding Corporation and Eliason, Inc.*

10.02	Contribution Agreement, dated as of January 13, 2005, among David J. Eliason, Brian E. Eliason, Eliason, Inc., Eliason Capital Group, Inc. and Eliason Funding Corporation.*

23.01	Consent of Grant Thornton LLP

24.01	The Power of Attorney included on Page II-4 of the Registration Statement*

25.01	Statement of Eligibility of the Trustee*

99.01	Rescission Offer Election Form

99.02	Form W-9

*	Previously filed.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of St. Germain, State of Wisconsin on June 5, 2006.

ELIASON FUNDING CORPORATION

By:	/s/ David J. Eliason
Name:	David J. Eliason
Title:	President

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ David J. Eliason David J. Eliason	President and Director	June 5, 2006

/s/ Donald R. Eliason Donald R. Eliason*	Chairman of the Board of Directors	June 5, 2006

/s/ Brian E. Eliason Brian E. Eliason	Vice President and Secretary	June 5, 2006

/s/ Jay R. Grooters Jay R. Grooters	Vice President	June 5, 2006

*By:	/s/ David J. Eliason
David J. Eliason
Attorney in fact

EXHIBIT INDEX

Exhibit No.	Description
3.01	Articles of Incorporation of Eliason Funding Corporation*

3.02	Bylaws of Eliason Funding Corporation*

4.01	Form of Indenture*

4.02	Form of Subscription Agreement

5.01	Opinion and Consent of Foley & Lardner LLP

8.01	Opinion on Tax Matters and Consent of Foley & Lardner LLP

10.01	Management Agreement dated as of October 31, 2004 between Eliason Funding Corporation and Eliason, Inc.*

10.02	Contribution Agreement, dated as of January 13, 2005, among David J. Eliason, Brian E. Eliason, Eliason, Inc., Eliason Capital Group, Inc. and Eliason Funding Corporation.*

23.01	Consent of Grant Thornton LLP

24.01	The Power of Attorney included on Page II-4 of the Registration Statement*

25.01	Statement of Eligibility of the Trustee*

99.01	Rescission Offer Election Form

99.02	Form W-9

*	Previously filed.